                                                                      99.a(1)(i)

                              ACADIA REALTY TRUST


                           OFFER TO PURCHASE FOR CASH
                             UP TO 4,784,615 Shares
          of Acadia Realty Trust Common Shares of Beneficial Interest
          (including common units of limited partnership interests in
               Acadia Realty Limited Partnership convertible into
           Acadia Realty Trust Common Shares of Beneficial Interest)


                   AT A PURCHASE PRICE NOT GREATER THAN $6.50
                   NOR LESS THAN $6.05 FOR EACH OF THE SHARES

--------------------------------------------------------------------------------
 THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS EXPIRE AT 11:59 P.M., NEW YORK CITY TIME, JANUARY 22, 2002, UNLESS THE OFFER IS EXTENDED.
--------------------------------------------------------------------------------

   Your company, Acadia Realty Trust, a Maryland real estate investment trust ("Acadia"), hereby invites you to tender your Common Shares of Beneficial Interest (including common units of limited partnership interest convertible into our common shares) ("Shares") to us in a modified Dutch auction. This means that if you wish to participate in the auction, you will propose a price at which you agree to sell your Shares to us that is not greater than $6.50 nor less than $6.05 for each of the Shares you wish to sell. The terms and conditions of our offer are contained in this Offer to Purchase and in the related Letter of Transmittal (which together constitute our "Offer").

   Under this Dutch auction process, after we know the number of Shares and the prices specified by all tendering holders of Shares (the "Holders"), we will then determine a single price for the Shares (not greater than $6.50 nor less than $6.05 for each of the Shares) (the "Purchase Price") that we will pay for Shares validly tendered pursuant to the Offer. We will select the lowest Purchase Price which will allow us to buy 4,784,615 Shares (or such lesser number of Shares as are validly tendered at prices not greater than $6.50 nor less than $6.05 for each of the Shares) pursuant to the Offer. We will purchase at the Purchase Price, net to the seller in cash, all Shares validly tendered at prices at or below the Purchase Price. However, if more than 4,784,615 Shares are tendered, we may not be able to purchase all the Shares you have tendered and may need to prorate our purchases among other Holders so that all Holders are treated equally.

   Whenever this Offer refers to rights "we" have, actions "we" may take or taken by "us" or similar matters, it is referring to rights or actions of Acadia Realty Trust.

   THE OFFER IS NOT CONDITIONED ON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. THE OFFER IS, HOWEVER, SUBJECT TO CERTAIN OTHER CONDITIONS. SEE SECTION 7.

   NEITHER THE COMPANY NOR ITS BOARD OF TRUSTEES MAKES ANY RECOMMENDATION TO YOU OR ANY OTHER HOLDER AS TO WHETHER YOU SHOULD TENDER OR REFRAIN FROM TENDERING YOUR SHARES. YOU ARE URGED TO EVALUATE CAREFULLY ALL INFORMATION IN THE OFFER, CONSULT YOUR OWN INVESTMENT AND TAX ADVISORS AND MAKE YOUR OWN DECISION AS TO WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES TO TENDER AND AT WHAT PRICE OR PRICES TO TENDER SUCH SHARES.

   Questions and requests for assistance or for additional copies of this Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery may be directed to the Information Agent at its address and telephone numbers set forth below.

                            MacKenzie Partners, Inc.
                                156 Fifth Avenue
                               New York, NY 10010

                           Toll free: (800) 322-2885
                            Collect: (212) 929-5500

December 20, 2001

                               SUMMARY TERM SHEET

   This general summary is provided solely for your convenience and is qualified in its entirety by reference to the full text and more specific details of this Offer to Purchase.

How many Shares will Acadia
purchase? . . . . . . . . . . . . . .         4,784,615 (or such lesser number
                                              of Shares as are validly
                                              tendered). Our Offer is not
                                              conditioned on a minimum number
                                              of Shares being tendered. See
                                              Section 1.

How much will Acadia pay for
my Shares?. . . . . . . . . . . . . .         We will engage in a "modified
                                              Dutch auction" to determine a
                                              single net cash price for each
                                              of the Shares, not greater than
                                              $6.50 nor less than $6.05 for
                                              each of the Shares validly
                                              tendered. We will select the
                                              lowest price that will permit us
                                              to purchase the number of Shares
                                              mentioned above. All Shares
                                              acquired in the Offer will be
                                              acquired at the Purchase Price
                                              even if tendered below the
                                              Purchase Price. If you desire to
                                              tender Shares you must specify
                                              in the Letter of Transmittal one
                                              of two prices you will accept:

                                              o the price determined by the
                                                modified Dutch auction or

                                              o the specific minimum price (not
                                                greater than $6.50 nor less
                                                than $6.05 for each of the
                                                Shares, in multiples of $0.05)
                                                at which you are willing to
                                                have us purchase your Shares.
                                                See Section 1.

How and when will I be paid?. . . . .         If your Shares are purchased in
                                              our Offer, you will be paid the
                                              Purchase Price, in cash, without
                                              interest, as promptly as
                                              practicable after the expiration
                                              of the offer period. See Section
                                              5.

How do I tender Shares or Units?. . .         See Section 3. Call the
                                              Information Agent or consult
                                              your broker for assistance. If
                                              you own common units of limited
                                              partnership interest in Acadia
                                              Realty Limited Partnership
                                              convertible into common shares
                                              of Acadia Realty Trust and you
                                              wish to participate in the
                                              tender, the procedure you will
                                              need to follow is also described
                                              in Section 3.

Will I have to pay brokerage
commissions if I tender
my Shares?. . . . . . . . . . . . . .         If you are a registered
                                              shareholder and you tender your
                                              Shares directly to the
                                              Depositary, you will not incur
                                              any brokerage commissions. If
                                              you hold Shares through a broker
                                              or bank, we urge you to consult
                                              your broker or bank to determine
                                              whether transaction costs are
                                              applicable. See Introduction.

Will I have to pay stock transfer
tax if I tender my Shares?. . . . . .         If you instruct the Depositary
                                              to make the payment for the
                                              Shares to the registered holder,
                                              you will not incur any stock
                                              transfer tax. See Introduction.

How long do I have to tender my
Shares? . . . . . . . . . . . . . . .         You may tender your Shares until
                                              the Offer expires. The tender
                                              offer will expire at 11:59 p.m.
                                              Eastern Time on January 22,
                                              2002, unless we extend or
                                              earlier terminate the Offer. See
                                              Section 1.

Has Acadia or its Board of
Trustees adopted a position on
the tender offer? . . . . . . . . . .         Neither we nor our Board of
                                              Trustees is making any
                                              recommendation as to whether you
                                              should tender or refrain from
                                              tendering your Shares.

Once I have tendered Shares
in the Offer, can I withdraw
my tender?. . . . . . . . . . . . . .         You may withdraw your tendered
                                              Shares at any time until 11:59
                                              p.m., New York City time, on
                                              January 22, 2002, unless we
                                              extend the Offer, and after
                                              11:59 p.m., New York City time,
                                              on January 22, 2002, if your
                                              Shares are not purchased
                                              pursuant to the Offer by such
                                              time. See Section 4.

What are the significant
conditions to the Offer and what
will be Acadia's source of funds
for the Offer?. . . . . . . . . . . .         We are not obligated to purchase
                                              any Shares unless we receive
                                              borrowings under our pending
                                              loan facilities in an amount
                                              which will be sufficient to
                                              finance our Offer. See Section 7
                                              and Section 13.

If I own fewer than 100 Shares
and I tender all of my Shares,
will I be subject to proration? . . .         We will purchase all of the
                                              Shares you tender, and not
                                              prorate them, if you

                                              o beneficially own less than 100
                                                Shares in the aggregate as of
                                                December 20, 2001,

                                              o continue to beneficially own
                                                less than 100 Shares in the
                                                aggregate on the Expiration
                                                Date,

                                              o tender all of such Shares at or
                                                below the Purchase Price prior
                                                to the Expiration Date and

                                              o check the "Odd Lots" box in the
                                                Letter of Transmittal. See
                                                Section 2.

Has Acadia entered into any
agreements with any person in
connection with the Offer?. . . . . .         Yes. Shortly prior to the
                                              commencement of the Offer we
                                              entered into a share purchase
                                              agreement with Ross Dworman, the
                                              Chairman of our Board of
                                              Trustees and former Chief
                                              Executive Officer, who currently
                                              beneficially owns 1,135,403 of
                                              our Shares, representing 3.34%
                                              of our outstanding shares, and
                                              1,000,000 options to purchase
                                              Shares. Under this agreement,
                                              Mr. Dworman has agreed that he
                                              will not tender any shares into
                                              our Offer. In lieu of his
                                              participation in our Offer, Mr.
                                              Dworman has agreed to sell to us
                                              the lesser of (i) 600,000 Shares
                                              and (ii) 1,135,403 Shares
                                              prorated to the same extent that
                                              we prorate other shareholders
                                              who tender their shares in this
                                              Offer. See Section 9.

Will I receive a quarterly
distribution for the fourth
quarter?. . . . . . . . . . . . . . .         Your right to receive a regular
                                              quarterly distribution for the
                                              quarter ended December 31, 2001
                                              in connection with your
                                              ownership of the Shares will not
                                              be affected by your tendering of
                                              the Shares. The next record date
                                              for the payment of distributions
                                              is December 31, 2001. You will
                                              receive a quarterly distribution
                                              on or about January 15, 2002 for
                                              each of the Shares even if such
                                              Shares are tendered. However, if
                                              we declare an extraordinary
                                              distribution for any reason, you
                                              will not be entitled to receive
                                              such distribution if your Shares
                                              are purchased by us in this
                                              Offer. As discussed in Section
                                              10, we may be required under the
                                              tax laws to make an
                                              extraordinary distribution due
                                              to the sale of certain
                                              properties. See Section 19.

Who can I talk to if I have
questions about the Offer?. . . . . .         Our Information Agent can help
                                              you answer your questions. The
                                              Information Agent is:

                                              MacKenzie Partners, Inc.
                                              156 Fifth Avenue
                                              New York, NY 10010
                                              Toll free: (800) 322-2885
                                              Collect: (212) 929-5500

                                   IMPORTANT

   If you desire to tender all or any portion of your Shares you should either

      (1) complete and sign the Letter of Transmittal in accordance with the instructions in the Letter of Transmittal, mail or deliver it and any other required documents to the Depositary and either mail or deliver the certificates evidencing the Shares (the "Shares Certificates") to the Depositary or follow the procedure for book-entry delivery set forth in
   Section 3 or

      (2) request a broker, dealer, commercial bank, trust company or other nominee to effect the transaction on your behalf. If your Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee you must contact that broker, dealer, commercial bank, trust company or other nominee if you desire to tender such Shares.

   If you desire to tender your Shares and the certificates for such Shares are not immediately available or you cannot comply with the procedure for book-entry transfer by the expiration of the Offer you must tender such Shares by following the procedures for guaranteed delivery set forth in Section 3.

   IN ORDER TO EFFECT A VALID TENDER OF YOUR SHARES, YOU MUST PROPERLY COMPLETE THE LETTER OF TRANSMITTAL, INCLUDING THE SECTION OF THE LETTER OF TRANSMITTAL RELATING TO THE PRICE AT WHICH YOU ARE TENDERING SHARES.

   NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION ON BEHALF OF THE COMPANY AS TO WHETHER YOU SHOULD TENDER OR REFRAIN FROM TENDERING YOUR SHARES PURSUANT TO THE OFFER.

   NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER, OTHER THAN THOSE CONTAINED IN THIS OFFER TO PURCHASE OR IN THE LETTER OF TRANSMITTAL. IF GIVEN OR MADE, SUCH RECOMMENDATIONS, INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

                           FORWARD LOOKING STATEMENTS

   This document contains a number of forward-looking statements regarding our financial condition, results of operations and business. These statements may be made directly in this document or may be incorporated in this document by reference to other documents. These statements may also include references to periods following the completion of our offer or other transactions described in this document. You can find many of these statements by looking for words such as "believes," "expects," "anticipates," "estimates," "intends," "plans," "may," "will" and "potential" and for similar expressions. Forward-looking statements involve substantial risks and uncertainties. Some of the factors that may cause actual results to differ materially from those contemplated by the forward-looking statements include, but are not limited to, the following:

   o the timing and occurrence or non-occurrence of events, including the conditions to our Offer, may be subject to circumstances beyond our control;

   o general economic and business conditions, which will, among other things, affect demand for rental space, the availability and creditworthiness of prospective tenants, lease rents and the availability of financing;

   o risks of real estate development and acquisition;

   o adverse changes in real estate markets where we have properties, including competition with other companies;

   o legislation or regulatory changes;

   o environmental and safety requirements; or

   o litigation or other matters before regulatory agencies, whether currently existing or commencing in the future, may delay the occurrence or non-occurrence of events longer than we anticipate.

   All subsequent written and oral forward-looking statements concerning our offer or other matters addressed in this document and attributable to us or any person acting on our behalf are qualified by these cautionary statements. We do not undertake any obligation to release publicly any revisions to such forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

                TO THE HOLDERS OF SHARES OF ACADIA REALTY TRUST

                                  Introduction

   We hereby invite you to tender your Shares to us, upon the terms and subject to the conditions of the Offer.

   Our offer to purchase Shares includes common units of limited partnership interest ("Units") in Acadia Realty Limited Partnership convertible into Acadia Realty Trust common shares issued pursuant to the Amended and Restated Limited Partnership Agreement of Acadia Realty Limited Partnership, dated as of March 22, 1999, as amended to date. Unless the context otherwise requires, all references to Shares also include the Units. Our offer is not extended to holders of preferred units of limited partnership interest in Acadia Realty Limited Partnership and all references to Units in this Offer to Purchase do not include such preferred interests.

   We are making the Offer because we believe that our Shares are undervalued and to offer participating Holders, particularly those who might not be able to sell their Shares without potential disruption to the market price of our Shares because of the size of their holdings, with an opportunity to obtain liquidity with respect to their Shares. See Section 10.

   If you are considering a sale of all or a portion of your Shares, the Offer provides you with the opportunity to determine the price or prices within a specified range at which you are willing to sell your shares. If you are a registered shareholder and you tender your Shares directly to the Depositary, you will not incur any brokerage commissions. If you hold Shares through a broker or bank, we urge you to consult your broker or bank to determine whether transaction costs are applicable. If you instruct the Depositary to make the payment for the Shares to the registered holder, you will not incur any stock transfer tax. In addition, the Offer may give you the opportunity to sell Shares at prices greater than market prices prevailing prior to announcement of the Offer.

   As of the close of trading on December 20, 2001, there were 28,653,356 Shares and 5,298,593 Units outstanding. The 4,784,615 Shares that we are offering to purchase represent approximately 16.7% of the Shares outstanding (or 14.1% if all of the Units were converted to Shares outstanding) as of December 20, 2001. We have also agreed to acquire Shares from our Chairman, Ross Dworman, under a separate agreement. See Section 9. Under this agreement, we will acquire the lesser of (i) 600,000 Shares and (ii) 1,135,403 Shares prorated to the same extent that we prorate other shareholders who tender their Shares in this Offer, which brings the total number of Shares we are offering to purchase up to 5,384,615 Shares. The 5,384,615 Shares represent approximately 18.8% of the Shares outstanding (or 15.9% if all of the Units were converted to Shares outstanding) as of December 20, 2001.

   The Shares are traded on the New York Stock Exchange ("NYSE") under the symbol "AKR". As of the last practicable date prior to the announcement of the Offer, December 19, 2001, the closing price for each of the Shares as reported on NYSE was $6.26. WE URGE YOU TO OBTAIN CURRENT QUOTATIONS OF THE MARKET PRICE OF THE SHARES.

   We are a real estate investment trust formed under the laws of the State of Maryland on March 4, 1993, for the purpose of owning, acquiring and managing neighborhood and community shopping centers. Our principal executive offices are located at 20 Soundview Marketplace, Port Washington, New York 11050 and our telephone number is (516) 767-8830. From our formation until August 1998, we were known as Mark Centers Trust.

1. Number Of Shares; Proration.

   Number of Shares. Upon the terms and subject to the conditions of the Offer, we will accept for payment and purchase 4,784,615 Shares or such lesser number of Shares as are validly tendered on or prior to the Expiration Date at a price (determined in the manner set forth below) not greater than $6.50 nor less than $6.05 for each of the Shares. THE TERM "EXPIRATION DATE" MEANS 11:59 P.M., NEW YORK CITY TIME, ON JANUARY 22, 2002, UNLESS WE IN OUR SOLE DISCRETION, EXTEND THE PERIOD OF TIME DURING WHICH THE OFFER IS OPEN, IN WHICH EVENT THE TERM "EXPIRATION DATE" SHALL REFER TO THE LATEST TIME AND DATE AT WHICH THE OFFER, AS SO EXTENDED, EXPIRES. See Section 17 for a description of our right to extend the time during which the Offer is open and to delay, terminate or amend the Offer. See also Section 7. Subject to Section 2, if the Offer is oversubscribed, Shares tendered at or below the Purchase Price prior to the Expiration Date will be subject to proration. The proration period also expires on the Expiration Date.

   Determination of Purchase Price. We will, upon the terms and subject to the conditions of the Offer, determine the Purchase Price (not greater than $6.50 nor less than $6.05 for each of the Shares) that we will pay for Shares validly tendered pursuant to the Offer, taking into account the number of Shares so tendered and the prices specified by tendering Holders. We will engage in a modified Dutch auction and select a single Purchase Price for each of the Shares, which will allow us to buy 4,784,615 Shares (or such lesser number as are validly tendered at prices not greater than $6.50 nor less than $6.05 for each of the Shares) pursuant to the Offer. We reserve the right, in our sole discretion, to purchase more than 4,784,615 Shares pursuant to the Offer and may purchase up to 95,692 additional Shares without amending this Offer.

   In accordance with Instruction 5 of the Letter of Transmittal, in order to tender Shares pursuant to the Offer, a Holder (other than an Odd Lot Holder, as defined in Section 2) must either (a) check the box in the section of the Letter of Transmittal captioned "Shares Tendered at Price Determined by Modified Dutch Auction" or (b) check one of the boxes in the section of the Letter of Transmittal captioned "Shares Tendered at Price Determined by Holder."

   Each Holder desiring to tender Shares at a specific price must check a box under the section captioned "Shares Tendered at Price Determined by Holder." The Holder must indicate the price or prices (in multiples of $0.05) (not greater than $6.50 nor less than $6.05 for each of the Shares) at which such Holder is willing to have us purchase the Shares or accept the Purchase Price resulting from the modified Dutch auction. All Shares purchased pursuant to the Offer will be purchased at the Purchase Price. All Shares not purchased pursuant to the Offer, including Shares tendered at prices greater than the Purchase Price and Shares not purchased because of proration or the conditional tender procedures described in Section 6, will be returned to the tendering Holders at our expense as promptly as practicable following the Expiration Date.

   Proration. Upon the terms and subject to the conditions of the Offer, if the number of Shares validly tendered prior to the Expiration Date is less than or equal to 4,784,615 Shares (or such greater number of Shares as we may elect to purchase pursuant to the Offer), we will purchase at the Purchase Price all Shares so tendered.

   Upon the terms and subject to the conditions of the Offer, in the event that prior to the Expiration Date more than 4,784,615 Shares (or such greater number of Shares as we elect to purchase) are validly tendered at or below the Purchase Price, we will accept Shares for purchase in the following order of priority:

      (a) first, all Shares validly tendered at or below the Purchase Price prior to the Expiration Date and not withdrawn by any Odd Lot Holder (as defined in Section 2) who:

         (1) tenders all Shares beneficially owned by such Odd Lot Holder at or below the Purchase Price (partial tenders will not qualify for this preference); and

         (2) completes the section captioned "Odd Lots" on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery; and

      (b) then, after the purchase of all the Shares properly tendered by Odd Lot Holders and subject to the conditional tender procedures described in
   Section 6, all other Shares validly tendered at or below the Purchase Price before the Expiration Date and not withdrawn on a pro rata basis, if necessary (with adjustments to avoid purchases of fractional Shares).

   In the event that proration of tendered Shares is required, we will determine the final proration factor as promptly as practicable after the Expiration Date subject to the conditional tender procedures described in
Section 6. Proration for each Holder tendering Shares other than Odd Lot Holders shall be based on the ratio of the number of Shares tendered by such Holder at or below the Purchase Price to the total number of Shares tendered by all Holders at or below the Purchase Price other than Odd Lot Holders. Although we do not expect to be able to announce the final results of such proration until approximately three NYSE trading days after the Expiration Date, we will announce preliminary results of proration by press release as promptly as practicable after the Expiration Date. You may obtain such preliminary information from the Information Agent and may be able to obtain such information from your broker or financial advisor.

   As described in Section 16, the number of Shares that we purchase from you, and the order in which we purchase Shares may affect the federal income tax consequences of such purchase to you and therefore may be relevant to your decision whether to tender Shares. The Letter of Transmittal affords each tendering shareholder the opportunity to designate (by certificate) the order of priority in which such shareholder wishes the Shares it tenders to be purchased in the event of proration. In addition, shareholders may choose to submit a "conditional tender" under the procedures discussed in Section 6 in order to structure their tender for federal income tax reasons.

   Changes in the Offer. If (i) we increase or decrease the price to be paid for Shares or (ii) increase the number of Shares to be purchased by 2% of the outstanding Shares or decrease the number of Shares being sought, and the Offer is scheduled to expire less than ten business days from and including the date that notice of such increase or decrease is first published, sent or given in the manner specified in Section 17, then the Offer will be extended for ten business days from and including the date of such notice. For purposes of the Offer, a "business day" means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

2. Tenders By Holders Of Fewer Than 100 Shares ("Odd Lots")

   Upon the terms and subject to the conditions of the Offer, we will accept for purchase, without proration, all Shares validly tendered on or prior to the Expiration Date at or below the Purchase Price by or on behalf of Holders who beneficially owned as of the close of business on December 20, 2001, and continue to beneficially own as of the Expiration Date, an aggregate of fewer than 100 Shares ("Odd Lot Holders"). To avoid proration, however, Odd Lot Holders must validly tender at or below the Purchase Price all Shares that such Odd Lot Holder beneficially owns; partial tenders will not qualify for this preference. This preference is not available to holders of 100 or more Shares, even if such holders have separate Shares Certificates for fewer than 100 Shares. If you are an Odd Lot Holder wishing to tender, free of proration, all Shares beneficially owned by you, you must complete the section captioned "Odd Lots" in the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery. IF YOU ARE AN ODD LOT HOLDER, BY ACCEPTING THE OFFER, YOU WOULD NOT ONLY AVOID THE PAYMENT OF BROKERAGE COMMISSIONS BUT WOULD ALSO AVOID ANY APPLICABLE ODD LOT DISCOUNTS PAYABLE IN A SALE OF YOUR SHARES.

3. Procedure for Tendering Shares

   Proper Tender of Shares. For Shares to be validly tendered pursuant to the
Offer:

      (a) the certificates for such Shares (or confirmation of receipt of such Shares pursuant to the procedures for book-entry transfer set forth below), together with a properly completed and duly executed Letter of Transmittal with any required signature guarantees, and any other documents required by the Letter of Transmittal, must be received on or before the Expiration Date by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase; or

      (b) you must comply with the guaranteed delivery procedure set forth below.

   As specified in Instruction 5 of the Letter of Transmittal, if you desire to tender Shares pursuant to the Offer you must properly indicate either by (a) checking the box in the section of the Letter of Transmittal captioned "shares tendered at price determined by modified dutch auction" or (b) checking one of the boxes in the section of the Letter of Transmittal captioned "shares tendered at price determined by holder" to indicate the price (in multiples of $0.05) at which your Shares are being tendered; provided, however, if you are an Odd Lot Holder you may check the box in the section entitled "Odd Lots" indicating a tender of all of your Shares at the Purchase Price.

   A HOLDER WHO WISHES TO MAXIMIZE THE CHANCE THAT HIS OR HER SHARES WILL BE PURCHASED AT THE RELEVANT PURCHASE PRICE SHOULD CHECK THE BOX ON THE RELEVANT LETTER OF TRANSMITTAL MARKED, "SHARES TENDERED AT PRICE DETERMINED BY MODIFIED DUTCH AUCTION." NOTE THAT THIS ELECTION COULD RESULT IN SUCH HOLDER'S SHARES BEING PURCHASED AT THE MINIMUM PRICE OF $6.05 FOR EACH OF THE SHARES.

   IF YOU DESIRE TO TENDER SHARES AT MORE THAN ONE PRICE YOU MUST COMPLETE SEPARATE LETTERS OF TRANSMITTAL FOR EACH PRICE AT WHICH SHARES ARE BEING TENDERED, EXCEPT THAT THE SAME SHARES CANNOT BE TENDERED (UNLESS PROPERLY WITHDRAWN PREVIOUSLY IN ACCORDANCE WITH THE TERMS OF THE OFFER) AT MORE THAN ONE PRICE. IN ORDER TO VALIDLY TENDER SHARES, ONE AND ONLY ONE PRICE BOX MUST BE CHECKED IN THE APPROPRIATE SECTION ON EACH LETTER OF TRANSMITTAL.

   In addition, if you are an Odd Lot Holder who tenders all of your Shares you must complete the section entitled "Odd Lots" in the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery in order to qualify for the preferential treatment available to Odd Lot Holders as set forth in
Section 1.

   Signature Guarantees And Method Of Delivery. No signature guarantee is required on the Letter of Transmittal if (i) the Letter of Transmittal is signed by the registered holder of the Shares exactly as the name of the registered holder (which term, for purposes of this Section 3, includes any participant in The Depository Trust Company (the "Book-Entry Transfer Facility") whose name appears on a security position listing as the holder of the Shares) appears on the certificate tendered, and payment and delivery are to be made directly to such registered holder or (ii) Shares are tendered for the account of a member firm of a registered national securities exchange or the National Association of Securities Dealers, Inc. or by a commercial bank or trust company having an office, branch or agency in the United States, which is a member of one of the Stock Transfer Association's approved medallion programs (such as the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program or the Stock Exchange Medallion Program) (each such entity, an "Eligible Institution"). In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal.

   If a certificate representing Shares is registered in the name of a person other than the signer of a Letter of Transmittal, or if payment is to be made, or Shares not purchased or tendered are to be issued, to a person other than the registered holder, the certificate must be endorsed or accompanied by an appropriate stock power, in either case signed exactly as the name of the registered holder appears on the certificate, with the signature on the certificate or stock power guaranteed by an Eligible Institution. In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of certificates for such Shares (or a timely confirmation of a book-entry transfer of such Shares into the Depositary's account at the Book-Entry Transfer Facility) and a properly completed and duly executed Letter of Transmittal with any required signature guarantees and any other documents required by the Letter of Transmittal.

   THE METHOD OF DELIVERY OF ALL DOCUMENTS, INCLUDING SHARE CERTIFICATES, THE LETTER OF TRANSMITTAL AND ANY OTHER REQUIRED DOCUMENTS, IS AT YOUR ELECTION AND RISK. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE TIMELY DELIVERY.

   Conversion of Units in Acadia Realty Limited Partnership Into Common Shares of Beneficial Interest of Acadia Realty Trust. Under our Offer we will also purchase the Shares which holders of Units would receive upon conversion of their Units. Each holder of the Units may participate in the Offer by agreeing to convert his, her or its Units into Shares if those Shares are purchased by us in the Offer.

   If you are a holder of Units and wish to participate in the Offer, you must review and complete the indicated sections of the Letter to Holders of Limited Partner Units of Acadia Realty Limited Partnership, which provides that your election to convert will not be effective unless and until we have determined to acquire your Shares. You also must complete the indicated sections in the Letter of Transmittal. If the Shares underlying your Units are purchased by us in the Offer, your Units will be automatically converted into Shares pursuant to the terms of the Amended and Restated Limited Partnership Agreement of Acadia Realty Limited Partnership and acquired by us in the Offer under the same terms and conditions as all other Shares being acquired.

   Federal Income Tax Backup Withholding. To prevent federal income tax backup withholding equal to 30% (for 2002) of the gross payments made pursuant to the Offer, if you do not otherwise establish an exemption from such withholding you must notify the Depositary of your correct taxpayer identification number (or certify that you are awaiting a taxpayer identification number) and provide certain other information by completing a Substitute Form W-9 (included in the Letter of Transmittal). If you are a foreign Holder you may be required to submit an appropriate Form W-8, certifying non-United States status, in order to avoid backup withholding. See Instructions 12 and 13 of the Letter of Transmittal.

   YOU SHOULD CONSULT YOUR TAX ADVISOR AS TO WHETHER YOU ARE SUBJECT TO OR EXEMPT FROM FEDERAL INCOME TAX WITHHOLDING.

   For a discussion of certain other federal income tax consequences, see
Section 16.

   Book-Entry Delivery. The Depositary will establish an account with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the Book-Entry Transfer Facility's system may make book-entry delivery of the Shares by causing such facility to transfer such Shares into the Depositary's account in accordance with such facility's procedure for such transfer. Even though delivery of Shares may be effected through book-entry transfer into the Depositary's account at the Book-Entry Transfer Facility, a properly completed and duly executed Letter of Transmittal, with any required signature guarantees and other required documents must, in any case, be transmitted to and received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the guaranteed delivery procedure set forth below must be followed. DELIVERY OF THE LETTER OF TRANSMITTAL AND ANY OTHER REQUIRED DOCUMENTS TO THE BOOK-ENTRY TRANSFER FACILITY DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

   Guaranteed Delivery. If you desire to tender Shares pursuant to the Offer and your Share Certificates are not immediately available (or the procedures for book-entry transfer cannot be completed on a timely basis) or time will not permit all required documents to reach the Depositary by the Expiration Date, such Shares may nevertheless be tendered, provided that all of the following conditions are satisfied:

      (a) such tender is made by or through an Eligible Institution;

      (b) the Depositary receives (by hand, mail or telegram), on or prior to the Expiration Date, a properly completed and duly executed Notice of Guaranteed Delivery substantially in the form of what we have provided with this Offer to Purchase (indicating the price at which the Shares are being tendered), which includes a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery;

      (c) the certificates for all tendered Shares in proper form for transfer (or confirmation of book-entry transfer of such Shares into the Depositary's account at the Book-Entry Transfer Facility), together with a properly completed and duly executed Letter of Transmittal and any other documents required by the Letter of Transmittal, are received by the Depositary within three NYSE trading days after the date the Depositary receives such Notice of Guaranteed Delivery.

   Determination of Validity; Rejection of Shares; Waiver of Defects; No Obligation to Give Notice of Defects. All questions as to the number of Shares to be accepted, the price to be paid therefor, the form of documents, the terms of the Offer and the validity, form, eligibility (including the time of receipt) and acceptance for payment of any tender of Shares will be determined by us, in our sole discretion, which determination shall be final and binding on all parties. We reserve the absolute right to reject any or all tenders we determine not to be in proper form or the acceptance of or payment for which may in the opinion of our counsel be unlawful. We also reserve the absolute right to waive any of the conditions of the Offer or any defect or irregularity in the tender of any particular Shares. No tender of Shares will be deemed to be validly made until all defects and irregularities have been cured or waived. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as we determine, as neither us, nor the Depositary, the Information Agent or any other person is or will be obligated to give notice of any defects or irregularities in tenders, and none of them will incur any liability for failure to give such notice.

   Tender Constitutes an Agreement. Our acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between you and the Company upon the terms and subject to the conditions of the Offer.

   It is a violation of Rule 14e-4 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), (directly or indirectly) to tender Shares for your own account unless, at the time of tender and at the end of the proration period (including any extension thereof), you (i) have a net long position equal to or greater than the amount of (x) Shares tendered or (y) other securities immediately convertible into, exercisable for, or exchangeable for the amount of Shares tendered and will acquire such Shares for tender by conversion, exercise or exchange of such other securities and (ii) will cause such Shares to be delivered in accordance with the terms of the Offer. Rule 14e-4 provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person.

   The tender of Shares pursuant to any one of the procedures described above will constitute acceptance of the terms and conditions of the Offer as well as your representation and warranty that (i) you have a net long position in the Shares being tendered within the meaning of Rule 14e-4 and (ii) the tender of such Shares complies with Rule 14e-4.

4. Withdrawal Rights.

   Except as otherwise provided in this Section 4, the tender of Shares pursuant to the Offer is irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless accepted for payment by the Company, may also be withdrawn after 11:59 p.m., New York City time, on January 22, 2002.

   For a withdrawal to be effective, the Depositary must timely receive (at one of its addresses set forth on the back cover of this Offer to Purchase) a written notice of withdrawal. Such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder, if different from that of the person who tendered such Shares. If the certificates have been delivered or otherwise identified to the Depositary, then, prior to the release of such certificates, the tendering Holder must also submit the serial numbers shown on the particular certificates evidencing the Shares to be withdrawn and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution (except in the case of Shares tendered by an Eligible
Institution). We will determine, in our sole discretion, all questions as to the form and validity (including time of receipt) of notices of withdrawal and our determination shall be final and binding on all parties. Neither us, nor the Depositary, the Information Agent or any other person is or will be obligated to give any notice of any defects or irregularities in any notice of withdrawal, and none of us will incur any liability for failure to give such notice. Any Shares properly withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. Withdrawn Shares may, however, be re-tendered by the Expiration Date by again following any of the procedures described in Section 3.

   If we extend the Offer, and are delayed in our purchase of Shares or are unable to purchase Shares pursuant to the Offer for any reason, then, without prejudice to the Company's rights under the Offer, the Depositary may, subject to applicable law, retain on your behalf all tendered Shares, and the Shares may not be withdrawn except to the extent you are entitled to withdrawal rights as described in this Section 4.

5. Purchase of Shares and Payment of Purchase Price.

   Upon the terms and subject to the conditions of the Offer, we will engage in a modified Dutch auction and determine the Purchase Price that we will pay for validly tendered Shares, taking into account the number of Shares tendered and the prices specified by tendering Holders, and will accept for payment and thereby purchase as soon as practicable after the Expiration Date validly tendered Shares at or below the Purchase Price. For purposes of the Offer, we will be deemed to have accepted for payment (and therefore purchased), subject to the Odd Lot "priority", conditional tender and proration, Shares which are tendered at or below the Purchase Price and not withdrawn when, as and if we give oral or written notice to the Depositary of our acceptance of such Shares for payment pursuant to the Offer.

   Upon the terms and subject to the conditions of the Offer, including proration, we will purchase and pay a single Purchase Price for each of the Shares for 4,784,615 Shares (subject to increase or decrease as provided in Section 1 and Section 17) or such lesser number of Shares as are validly tendered at prices not greater than $6.50 nor less than $6.05 for each of the Shares, as promptly as practicable after the Expiration Date. Except as specifically permitted by Section 6 below, no alternative, conditional or contingent tenders will be accepted, and no fractional Shares will be purchased.

   Payment for Shares purchased pursuant to the Offer will be made by depositing the aggregate Purchase Price with the Depositary, which will act as agent for tendering Holders solely for the purpose of receiving payment from us and transmitting payment to the tendering Holders.

   In the event of proration, we will determine the proration factor and pay for those tendered Shares accepted for payment as soon as practicable after the Expiration Date. We do not expect to be able to announce the final results of any such proration until approximately three NYSE trading days after the Expiration Date. Certificates for all Shares not purchased, including all Shares tendered at prices greater than the Purchase Price and Shares not purchased due to proration, will be returned (or, in the case of Shares tendered by book-entry transfer, such Shares will be credited to the account maintained with the Book-Entry Transfer Facility by the participant therein who so delivered such Shares) as soon as practicable after the Expiration Date or termination of the Offer without expense to the tendering Holder. Under no circumstances will we pay interest on the Purchase Price. In addition, if certain events occur, we may not be obligated to purchase Shares pursuant to the Offer. See Section 7.

   We will pay all Share transfer taxes, if any, payable on the transfer to us of Shares purchased pursuant to the Offer; provided, however, that (i) if payment of the Purchase Price is to be made to or (ii) (in the circumstances permitted by the Offer) if unpurchased Shares are to be registered in the name of, any person other than the registered holder, or if tendered certificates are registered in the name of any person other than the person signing the Letter of Transmittal, the amount of all Share transfer taxes, if any (whether imposed on the registered holder or such other person), payable on account of the transfer to such person will be deducted from the Purchase Price unless evidence satisfactory to us of the payment of such taxes or exemption therefrom is submitted. See Instruction 7 of the Letter of Transmittal.

   WE MAY BE REQUIRED TO WITHHOLD AND REMIT TO THE INTERNAL REVENUE SERVICE (THE "IRS") 30% (FOR 2002) OF THE GROSS PROCEEDS PAID TO YOU OR ANY OTHER PAYEE WHO FAILS TO COMPLETE FULLY AND SIGN THE SUBSTITUTE FORM W-9 INCLUDED IN THE LETTER OF TRANSMITTAL. SEE SECTION 3.

6. Conditional Tender of Shares.

   Under certain circumstances and subject to the exceptions for Odd Lot Holders described in Section 1, we may prorate the number of Shares purchased in our Offer. As discussed in Section 16, the number of Shares to be purchased from a particular shareholder may affect the tax treatment of the purchase to the shareholder and the shareholder's decision whether to tender. The conditional tender alternative is made available so that a shareholder may seek to structure our purchase of Shares in our Offer from the shareholder in a manner so that it will be treated as a sale of the Shares by the shareholder, rather than the payment of a dividend to the shareholder, for federal income tax purposes. Accordingly, a shareholder may tender Shares subject to the condition that a specified minimum number of the shareholder's Shares tendered pursuant to a Letter of Transmittal or Notice of Guaranteed Delivery must be purchased if any Shares tendered are purchased. If you are an Odd Lot Holder and you tender all of your Shares, you cannot conditionally tender, since your Shares will not be subject to proration. We urge each shareholder to consult with his or her own tax advisor.

   If you wish to make a conditional tender, you must indicate this in the box captioned "Conditional Tender" in the Letter of Transmittal, or, if applicable, the Notice of Guaranteed Delivery. In this box in the Letter of Transmittal or the Notice of Guaranteed Delivery, you must calculate and approximately indicate the minimum number of Shares that must be purchased if any are to be purchased. After our Offer expires, if more than 4,784,615 Shares are properly tendered and not properly withdrawn and we must prorate our acceptance of and payment for tendered Shares, we will calculate a preliminary proration percentage based upon all Shares properly tendered, conditionally or unconditionally. If the effect of this preliminary proration would be to reduce the number of Shares to be purchased from any shareholder below the minimum number specified by that shareholder, the conditional tender will automatically be regarded as withdrawn, unless chosen by lot for reinstatement as discussed in the next paragraph.

   After giving effect to these withdrawals, we will accept the remaining Shares properly tendered, conditionally or unconditionally, on a pro rata basis, if necessary. If we are able to purchase all of the remaining tendered Shares and the number that we would purchase would be below 4,784,615, then, to the extent feasible, we will select enough of the conditional tenders that would otherwise have been deemed withdrawn to permit us to purchase 4,784,615 Shares. In selecting these conditional tenders, we will select by random lot and will select only from shareholders who tendered all of their Shares. Upon selection by lot, if any, we will limit our purchase in each case to the designated minimum number of Shares to be purchased.

   All Shares tendered by a shareholder subject to a conditional tender pursuant to the Letter of Transmittal or Notice of Guaranteed Delivery which are regarded as withdrawn as a result of proration and not eventually purchased will be returned as soon as practicable after the expiration date without any expense to the shareholder.

7. Certain Conditions of the Offer.

   In addition to a variety of conditions described below, our Offer is conditioned upon our having received borrowings under our loan facilities in an amount which will be sufficient to finance the purchase of shares in our Offer. See Section 13 regarding financing the Offer.

   Notwithstanding any other provision of the Offer, we shall not be required to accept for payment, purchase or pay for any Shares tendered, and may terminate or amend the Offer or may postpone the acceptance for payment of, the purchase of and the payment for any Shares tendered, if at any time on or after January 22, 2002 and at or before the time of purchase of any such Shares, any of the following events shall have occurred (or shall have been determined by us to have occurred) which, in our sole judgment in any such case and regardless of the circumstances (including any action or inaction by us), makes it inadvisable to proceed with the Offer or with such purchase or payment:

      (a) there shall have been threatened, instituted or pending any action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or any other person, domestic or foreign, or before any court or governmental, regulatory or administrative authority, agency or tribunal, domestic or foreign, which: (1) challenges, seeks to make illegal, delays or otherwise, directly or indirectly, restrains or prohibits the making of the Offer, the acquisition of Shares pursuant to the Offer or otherwise relates in any manner to or affects the Offer or (2) in our sole judgment, could materially affect our business, condition (financial or other), income, operations or prospects and taken as a whole, or otherwise materially impair in any way the contemplated future conduct of business or any of our subsidiaries or materially impair the Offer's contemplated benefits to us; or

      (b) there shall have been any action threatened, instituted, pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the Offer or us or any of our subsidiaries by any court or any government or governmental, regulatory or administrative authority, agency or tribunal, domestic or foreign, which, in our sole judgment, would or might directly or indirectly:
   (1) challenge, seek to make illegal, delay or otherwise, directly or indirectly, restrain or prohibit the making of the Offer, the acquisition of Shares pursuant to the Offer or otherwise relate in any manner to or affect the Offer or (2) materially affect our business, condition (financial or other), income, operations or prospects, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of our business of our or any of our subsidiaries or materially impair the Offer's contemplated benefits to us; or

      (c) there shall have occurred: (1) the declaration of any banking moratorium or suspension of payments in respect of banks in the United States, (2) any general suspension of trading in, or limitation on prices for, securities on any United States national securities exchange or in the over-the-counter market, (3) the commencement of a war, armed hostilities or any other national or international crisis directly or indirectly involving the United States, (4) any limitation (whether or not mandatory) by any governmental, regulatory or administrative agency or authority on, or any event which, in our sole judgment, might affect, the extension of credit by banks or other lending institutions in the United States, (5) any significant decrease in the market price of the Shares or the Company's common stock or in the general level of market prices of equity securities in the United States or abroad, (6) any change in the general political, market, economic or financial conditions in the United States or abroad that could have a material adverse effect on our business, operations or prospects or the trading in the Shares or that, in our sole judgment makes it inadvisable to proceed with the Offer or (7) in the case of any of the foregoing existing at the time of the commencement of the Offer, in our or our subsidiaries' sole judgment, a material acceleration or worsening thereof; or

      (d) any change shall have occurred, be pending or threatened in the business, condition (financial or other), income, operations, Shares ownership, or our subsidiaries' prospects, taken as a whole, which, in our sole judgment, is or may be material to us, or any other event shall have occurred which, in our sole judgment, may impair the Offer's contemplated benefits to us; or

      (e) a tender or exchange offer for any or all of the Shares (other than the Offer), or any merger, business combination or other similar transaction with or involving the Company or any subsidiary, shall have been proposed, announced or made by any person; or

      (f) (1) any entity, "group" (as that term is used in Section 13(d)(3) of the Exchange Act) or person shall have acquired or proposed to acquire beneficial ownership of more than 5% of the outstanding Shares or common stock of the Company (other than any such person, entity or group who has filed a Schedule 13D or Schedule 13G with the Securities and Exchange Commission (the "Commission") before the Expiration Date), (2) any such entity, group or person who has filed a Schedule 13D or Schedule 13G with the Commission before the Expiration Date shall have acquired or proposed to acquire beneficial ownership of an additional 2% or more of the outstanding Shares or common stock of the Company or (3) any person, entity or group shall have made a public announcement reflecting an intent to acquire us or any of our subsidiaries or any of our respective assets or securities or the Shares.

   The foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any such condition (including any action or inaction by the Company) or may be waived by us in whole or in part. Our failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, and each such right shall be deemed an ongoing right, which may be asserted at any time and from time to time. Any determination by us concerning the events described in this Section 7 shall be final and binding on all parties.

8. Price Range of Shares.

   The Shares are traded on NYSE under the symbol "AKR". The following table sets forth for the fiscal periods indicated the high and low for each of the Shares closing prices on NYSE as reported in published financial sources.

                                                                      High       Low
                                                                      ----       ---
      Fiscal 1999
       Quarter ended March 31, 1999 .............................   $5.5000    $5.0000
       Quarter ended June 30, 1999 ..............................   $5.7500    $4.9375
       Quarter ended September 30, 1999 .........................   $5.6250    $5.0000
       Quarter ended December 31, 1999 ..........................   $5.1875    $4.5000
      Fiscal 2000
       Quarter ended March 31, 2000 .............................   $5.4375    $4.8125
       Quarter ended June 30, 2000 ..............................   $6.0000    $5.1875
       Quarter ended September 30, 2000 .........................   $6.1875    $5.7500
       Quarter ended December 31, 2000 ..........................   $6.1250    $5.6250
      Fiscal 2001
       Quarter ended March 31, 2001 .............................   $6.8600    $5.7500
       Quarter ended June 30, 2001 ..............................   $7.0000    $6.0500
       Quarter ended September 30, 2001 .........................   $7.0500    $5.9100


   As of the last practicable date prior to the announcement of the Offer, December 19, 2001, the closing price for each of the Shares as reported on NYSE was $6.26. WE URGE YOU TO OBTAIN CURRENT QUOTATIONS OF THE MARKET PRICE OF THE SHARES.

9. Interest of Trustees, Executive Officers and Certain Beneficial Owners; Transactions and Arrangements Concerning the Shares.

   Share Ownership. The following table sets forth certain information regarding the beneficial ownership of the Shares as of December 20, 2001 (unless noted) for (i) each of our executive officers or trustees and (ii) each person known to the Company to be the beneficial owner of more than 5% of the common stock.


                                                                       Percent
                                                   Number of        Ownership of
                                                 the Company's       Outstanding
Name and Address                                 Common Shares         Common
of Beneficial Owner/Title                      Beneficially Owned      Shares
-------------------------                      ------------------      ------
Yale University(1) ........................        6,155,092            21.48%
Five Arrows Realty Securities LLC(2) ......        3,266,667(3)         11.40
Howard Hughes Medical Institute(4) ........        2,266,667             7.91
The Board of Trustees of the Leland
  Stanford Junior University(5)............        2,133,333             7.45
Harvard Private Capital Realty, Inc.(6) ...        2,000,000(7)          6.98
Marvin L. Slomowitz(8) ....................        1,918,840(9)          5.65
Ross Dworman(10) ..........................        2,135,403(11)         6.29
Chairman
Kenneth F. Bernstein(10) ..................        1,001,872(12)         2.95
Trustee, Chief Executive Officer and
  President
Martin L. Edelman(10) .....................              600(13)          *
Trustee
Marvin J. Levine(10) ......................              600(14)          *
Trustee
Lawrence J. Longua(10) ....................            1,600(15)          *
Trustee
Gregory A. White(10) ......................           64,629(16)          *
Trustee
Lee S. Wielansky(10) ......................            5,200(17)          *
Trustee
Timothy J. Bruce(10) ......................           71,083(18)          *
Senior Vice President--Director of Leasing
Perry Kamerman(10) ........................          209,442(19)          *
Senior Vice President--Chief Financial
  Officer
Joseph Hogan(10) ..........................           65,903(20)          *
Senior Vice President--Director of
  Construction
All trustees and executive officers as a
  group (13 persons).......................        3,805,664(11-20)     11.21

---------------
(1) The business address of Yale University is c/o Yale University Investments Office, Real Estate, 230 Prospect Street, New Haven, CT 06511.

(2) The business address of Five Arrows Realty Securities LLC is c/o Rothschild Realty, Inc., 1251 Avenue of the Americas, 51st Floor, New York, NY 10020.

(3) Rothschild Realty Investors II L.L.C., a Delaware limited liability company and sole managing member of Five Arrows Realty Securities L.L.C., may be deemed the beneficial owner of these Shares. The business address of Rothschild is c/o Rothschild Realty, Inc., 1251 Avenue of the Americas, 51st Floor, New York, NY 10020.

(4) The business address of Howard Hughes Medical Institute is 4000 Jones Bridge Road, Chevy Chase, MD 20815.

(5) The business address of the Board of Trustees of the Leland Stanford Junior University is c/o Stanford Management Company, 2770 Sand Hill Road, Menlo Park, CA 94025.

(6) The business address of Harvard Private Capital Realty, Inc. is 600 Atlantic Avenue, Boston, MA 02210.

(7) Charlesbank Capital Partners, LLC, a Massachusetts limited liability company, pursuant to an agreement among Charlesbank, the President and Fellows of Harvard College and certain individuals, has sole power to direct the vote of these Shares and may be deemed the beneficial owner of these Shares. The business address of Charlesbank is 600 Atlantic Avenue, 26th Floor, Boston, MA 02210.

(8) The business address of Mr. Slomowitz is c/o Mark Development Company, 600 Third Avenue, Kingston, PA 18704.

(9) Includes 121,000 Units in Acadia Realty Limited Partnership which are immediately exchangeable into an equivalent number of Shares.

(10) The business address of this person is c/o Acadia Realty Trust, 20 Soundview Marketplace, Port Washington, NY 10050.

(11) Reflects the Shares beneficially owned by Mr. Dworman in his individual capacity, either, directly or indirectly, and the Shares deemed to be beneficially owned by Mr. Dworman. The Shares directly owned by Mr. Dworman in his individual capacity consist of (i) 523,399 Units in Acadia Realty Limited Partnership which are immediately exchangeable into a like number of Shares, (ii) 3,750 vested restricted Shares, of a total of 10,000 restricted Shares which were issued to Mr. Dworman in 2001 and 2000, and (iii) 1,000,000 vested options issued pursuant to the 1999 Share Incentive Plan. The Shares indirectly owned by Mr. Dworman in his individual capacity consist of 61,750 Units in Acadia Realty Limited Partnership which are immediately exchangeable into a like number of Shares, which Units are beneficially held by Mr. Dworman though his equity interest in various limited partnerships which are the record holders of such Units. The Shares deemed to be beneficially owned by Mr. Dworman consist of 107,728 Shares beneficially held by Mr. Dworman through his equity interest in RD New York VI LLC, the record holder of such Shares, and 438,776 Units in Acadia Realty Limited Partnership which are immediately exchangeable into a like number of Shares, which Units are beneficially held by Mr. Dworman through his equity interests in various corporations, limited liability companies and limited partnerships which are the record holders of such Units.

(12) Reflects the Shares beneficially owned by Mr. Bernstein in his individual capacity and the Shares deemed to be beneficially owned by Mr. Bernstein. The Shares directly owned by Mr. Bernstein in his individual capacity consist of (i) 261,691 Units in Acadia Realty Limited Partnership which are immediately exchangeable into a like number of Shares, (ii) 18,204 vested restricted Shares of a total of 47,284 restricted Shares issued to Mr. Bernstein in 2001 and 2000, (iii) 8,000 Shares purchased by Mr. Bernstein on the open market and (iv) 583,333 vested options issued pursuant to the 1999 Share Incentive Plan. The Shares deemed to be beneficially owned by Mr. Bernstein consist of 26,933 Shares beneficially held by Mr. Bernstein through his equity interest in RD New York VI LLC, the record holder of such Shares, and 103,711 Units in Acadia Realty Limited Partnership which are immediately exchangeable into a like number of Shares, which Units are beneficially held by Mr. Bernstein through his equity interests in various corporations, limited liability companies and limited partnerships which are the record holders of such Units.

(13, 14) Represents vested options issued pursuant to the 1999 Share Incentive
         Plan.

(15) Represents 1,000 Shares purchased by Mr. Longua on the open market and 600 vested options issued pursuant to the 1999 Share Incentive Plan.

(16) Represents 17,029 Units in Acadia Realty Limited Partnership which are immediately exchangeable into an equivalent number of Shares and 32,000 Shares, all of which are owned by Mr. White's wife, 15,000 Shares held in Mr. White's children's names, and 600 vested options issued pursuant to the 1999 Share Incentive Plan.

(17) Represents 5,000 Shares purchased by Mr. Wielansky on the open market and 200 vested options issued pursuant to the 1999 Share Incentive Plan.

(18) Represents 2,750 vested restricted Shares of a total of 8,000 restricted Shares issued to Mr. Bruce in 2001 and 2000, and 68,333 vested options issued pursuant to the 1999 Share Incentive Plan.

(19) Represents 50,000 Units in Acadia Realty Limited Partnership which are immediately exchangeable into an equivalent number of Shares, 1,109 vested restricted Shares of a total of 2,905 restricted Shares issued to Mr. Kamerman in 2001 and 2000, and 158,333 vested options issued pursuant to the 1999 Share Incentive Plan.

(20) Represents 903 vested restricted Shares of a total of 2,333 restricted Shares issued to Mr. Hogan in 2001 and 2000, and 65,000 vested options issued pursuant to the 1999 Share Incentive Plan.

   Recent Share Repurchases and Transactions. In January 2001, we approved a continuation and expansion of our existing Share repurchase program and authorized the purchase of up to an aggregate of $20 million of our Shares. The amounts, dates and prices of repurchases under this program in the 60 day period preceding the date of this Offer are set forth on Exhibit A to this Offer to Purchase. Also set forth on Exhibit A are block purchases of Shares that we have made in the past 60 days. Based upon our records and upon information provided to us by our trustees, executive officers and affiliates, neither us nor any of our subsidiaries nor, to the best of our knowledge, any of our trustees or executive officers, nor any associates or affiliates of any of the foregoing, has effected any other transactions in the Shares during the 60 days prior to the date of this Offer to Purchase other than Mr. Dworman who transferred, in accordance with a pre-existing arrangement, 10,000 Units to a private charitable foundation.

   Open-market transactions may be effected through brokers or dealers by the listed officers or trustees ten business days after the Expiration Date.

   Arrangement with Mr. Dworman with Respect to the Shares. Except with respect to the contracts and arrangements between us and our Chairman, Ross Dworman, and as otherwise described herein, neither we nor, to the best of our knowledge, any of our affiliates, trustees or executive officers, or any of the executive officers or trustees of our affiliates, is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to the Offer with respect to the Shares (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations).

   We have entered into an agreement with Mr. Dworman, the Chairman of our Board of Trustees, with respect to the sale by him of up to a total of 600,000 of his Shares. Mr. Dworman served as Chief Executive Officer of the Company from August 1998 to January 2001 when he resigned as Chief Executive Officer and took a substantial reduction in compensation in order to allow him to pursue other interests, including certain businesses to which he wished to make substantial commitments of both time and money. Mr. Dworman is the beneficial owner of 1,135,403 Shares as well as 1,000,000 options to purchase Shares at an exercise price of $7.50. Mr. Dworman has expressed a desire to sell a portion of his holdings for asset allocation reasons and to provide increased liquidity. Mr. Dworman has advised us that substantially all of the net proceeds from the sale will be invested in his other businesses.

   Mr. Dworman has agreed to sell to the Company the lesser of (i) 600,000 Shares or (ii) 1,135,403 Shares prorated to the same extent that we prorate other shareholders who tender their shares in this Offer. Mr. Dworman will sell his shares for cash at the Purchase Price paid in this Offer.

   We believe that there are several benefits to this arrangement with Mr. Dworman.

   o We will be obtaining a large block of Shares from Mr. Dworman at a price we consider to be favorable to us. While we believe that our Shares are being undervalued by the market, this Offer allows us to provide desired liquidity for Mr. Dworman and others who may wish to participate at a price which we believe will be beneficial to those shareholders who do not tender their Shares.

   o Mr. Dworman has indicated that he wants to sell a total of 600,000 Shares. If he were to participate in this Offer, he would likely have tendered in excess of 600,000 Shares in order to guard against oversubscriptions limiting the number of Shares he could tender. As part of his agreement, Mr. Dworman has instead limited the number of Shares he may sell to 600,000, thereby potentially increasing the number of shares that may be successfully tendered by other shareholders. Further, Mr. Dworman's Shares will be subject to the same pro rata reduction as other shareholders if the Offer is oversubscribed, although we note that, because he is only allowed to sell up to 600,000 Shares, he will not be affected by the proration of his 1,135,403 Shares unless the Offer is oversubscribed resulting in a pro-ration factor that is greater than 52.8%.

   o By agreeing not to participate in the Dutch auction, Mr. Dworman cannot influence the Purchase Price. Therefore, we allow shareholders other than Mr. Dworman to determine the Purchase Price and thereby avoid even the appearance of undue influence.

   Possible payments to Messrs. Dworman and Bernstein. Certain of the Units that were issued in connection with the 1998 merger of RD Capital into the Company were issued to programs sponsored by Messrs. Dworman and Bernstein and have since been distributed to the individual investors in these programs. As part of their sponsorship, Messrs. Dworman and Bernstein are entitled to certain payments when the investors dispose of their Units. If all such investors were to successfully tender their Units or Shares at $6.50 (the highest Purchase Price offered to shareholders in this Offer), then the amounts that would be payable to Messrs. Dworman and Bernstein by such investors would be approximately $400,000 and $100,000, respectively. The amounts that would be payable to Messrs. Dworman and Bernstein would be lower at Purchase Prices less than $6.50.

10. Background and Purpose of the Offer.

   Background

   Beginning in 2000 and continuing through the announcement of our new joint venture in September 2001 (discussed below), we have been reviewing the composition of our assets and our future prospects in comparison with other publicly traded REITs. We have also compared our Share price against our internal evaluation of our net asset value ("NAV") and net liquidation value ("NLV") and noted that, like many other REITs, we trade at a discount to those values. We publicly disclose on an annual basis a schedule showing a range for our estimated NAV. We believe that the most likely NAV which we could achieve is at the higher end of the publicly disclosed range. Furthermore, we believe that our NAV will increase over the next few years although there can be no assurance that this will happen. As a result of such review and following discussions with our financial advisors and our Board of Trustees, we determined to take steps to attempt to reduce the discount reflected in our share price.

   As an initial step, in early 2000 we began to pursue a plan to dispose of all of our non-core assets. The criteria used to determine whether a property was a core or non-core asset was based on several factors, including property type and location, tenant mix and potential income growth as well as whether a property complemented other assets within our portfolio. We identified 28 properties as non-core assets. Since announcing our disposition plan, we have sold four non-core assets: a major mixed office/retail property in Florida, a large residential complex in Maryland and one retail property in each of South Carolina and Pennsylvania. A portion of the proceeds received from these sales have been applied to the repayment of debt. We expect to use the remaining net proceeds for investment in additional properties and for general company purposes.

   We are in various stages of the disposition process with respect to the remaining 24 non-core assets. Nineteen properties are currently under contract for sale, including a 17 property portfolio which secures a cross-collateralized loan.

   Two of the non-core properties currently under contract of sale include another large residential complex in Maryland and a retail property in western Pennsylvania. As currently structured, the sale of the residential complex would generate considerable taxable gain, which would be partially offset by a taxable loss on the sale of the retail property, assuming both are sold during the same tax year. We currently believe that if both sales are consummated in the 2002 tax year, we will be required under the tax laws to make a distribution in excess of our historical distribution of between $0.20 to $0.35 per Share. If such a distribution will be made, it will most likely occur in the last quarter of 2002 or first quarter of 2003. However, there can be no assurance as to whether or when these properties will be sold, the price we will obtain or the amount or timing of any distribution related to such sales.

    We have also executed a contract to sell a 17 property portfolio. The sale is conditioned upon the buyer obtaining our lender's consent to the assumption of the existing loan secured by the properties. There is no assurance the lender will approve the buyer. The sale is structured so that we will receive a portion of the net sales proceeds as cash and the balance as a preferred equity interest in the new buyer. The sale will not materially impact our NAV but will decrease funds from operations ("FFO") by $0.07 per share and cash available for distribution by $0.02 per share (before taking into account the potential reduction in the number of outstanding Shares as a result of the Offer). We consider FFO as defined by the National Association of Real Estate Investment Trusts to be an appropriate supplemental disclosure of operating performance for an equity REIT due to its widespread acceptance and use within the REIT and analyst communities. FFO is presented to assist investors in analyzing our performance. However, our method of calculating FFO may be different from methods used by other REITs and, accordingly, may not be comparable to such other REITs. FFO does not represent cash generated from operations as defined by generally accepted accounting principles and is not indicative of cash available to fund all cash needs, including distributions. It should not be considered as an alternative to net income for the purpose of evaluating our performance or to cash flows as a measure of liquidity.

    In January 2001, based in part on the fact that our Shares were continuing to trade at a discount to our estimate of NAV, we engaged Credit Suisse First Boston to undertake a further review of our strategy with respect to our core assets, which included a search for merger candidates, acquisition targets and potential buyers for our core assets.

   While we did not identify acceptable merger or acquisition opportunities, we did receive numerous initial inquiries for information on our core portfolio. This group was initially reduced to approximately 12 potential bidders and further narrowed down to two bidders for the bulk of our core portfolio. Neither offer, however, was for our complete portfolio of 30 core assets, which included four redevelopment projects. In reviewing both offers, we concluded that one of the offers would be more likely to result in a higher per share price for our shareholders. We determined to explore this offer.
Over several weeks, we engaged in extensive negotiations with the bidder in an attempt to agree on a structure and price for our core assets. This bidder is a leading real estate acquisition company with a good reputation. The process did not result in a final agreement and our Board of Trustees, after consulting with our management and our financial advisors, determined that the final offer was inadequate and unacceptable for several reasons.

   o The resulting per share price was low given our analysis of our estimated NAV and NLV. Extrapolating from the offer, we concluded that the effective per share price was in the lower end of our publicly disclosed NAV range per share after deducting estimated liquidation costs. These costs potentially included large tax reimbursement obligations to investors who contributed assets to us in our 1998 merger (which reimbursement obligations expire in August 2003), as well as such items as transfer fees, loan prepayment penalties and fees and severance payments. The tax reimbursement obligations, which expire after August 2003, were estimated to be as high as $15 million, or $0.40 per share. While these items could have been mitigated through transaction structuring, the bidder ultimately indicated its unwillingness to work with us in restructuring its offer to meet our concerns. Furthermore, the extrapolated share price also assumed that we could sell the remaining core and non-core assets for prices that equaled our estimates.

   o The bid would not have resulted in a complete sale of the Company's core assets. At least three assets in the core portfolio were excluded in the bidder's offer (for reasons unrelated to asset quality), including certain redevelopment properties with significant value yet to be realized pending completion of the redevelopment process. Additionally, the bidder only conditionally included two properties which we own with outside partners and required that we delay the closing of two other properties into next year. When added to the remaining non-core assets, we would have been left with a small but diverse portfolio that would have also included redevelopment properties which are particularly labor-intensive to manage. This portfolio would require a highly qualified group to manage it but would not be of sufficient size to warrant the cost of such a staff. Therefore, our Board of Trustees concluded that a significant portion of the economic value of the remaining non-core and core portfolio would not be realized. Furthermore, as a result of being left with only a small remaining portfolio, we would face the prospect of liquidating the balance of our properties in single transactions over an extended period, which would have increased liquidation costs and reduced the ultimate amount of sales proceeds available for distribution to our shareholders.

   o Our portfolio was larger than any other acquisition that the bidder had ever made and was almost equal in size to its current portfolio. We were also concerned about the bidder's ability to obtain the necessary debt and equity financing to complete the transaction.

   o In general, we concluded that market conditions favored buyers over sellers and that it was not an opportune time to sell our assets.

   In June 2001, following the receipt of initial bids for our core portfolio that were lower than expected and did not include all of the core assets, we began to explore a different strategy with some of our institutional shareholders. We determined that there was strong interest from these institutional shareholders for creating a joint venture vehicle, which we would manage, that would seek to capitalize on a market that, based on the results of our attempts to market our core assets, appeared to be more of a buyer's than a seller's market. In October 2001, we announced a joint venture with four of our ten largest institutional shareholders whereby they committed $70 million for the purpose of acquiring additional community and neighborhood shopping centers. We have committed an additional $20 million to the venture and will be entitled to receive standard management, construction and leasing fees with respect to properties acquired by the joint venture. In addition, we will also earn an asset management fee equal to 1.5% of the capital committed as well as incentive payments of up to 20% after the return of all investor capital with a 9% preferred return.

   While some of our larger institutional shareholders have agreed to participate in the joint venture, others have expressed a continuing desire for liquidity. As part of our decision to pursue the joint venture, we also determined that it was in the best interest of the Company to provide an opportunity for those shareholders wishing to sell their shares to be able to do so in a manner that would not negatively impact our already discounted share price. Therefore, the Board of Trustees authorized the commencement of this Offer.

   Purpose of the Offer

   While we do not believe that the range in which we are willing to purchase our Shares reflects their true value, the purpose of this Offer is to provide an opportunity for those shareholders who otherwise could not dispose of large numbers of shares to do so without further negatively affecting the market price of our Shares. If the Offer is successful, we will be able to acquire a significant amount of our Shares at an attractive price that will benefit our remaining Shareholders.

   The Offer provides those who are considering a sale of all or a portion of their Shares the opportunity to determine the price or prices (not greater than $6.50 nor less than $6.05 for each of the Shares) at which they are willing to sell their Shares and, if any such Shares are purchased pursuant to the Offer, to sell those Shares for cash without the usual transaction costs associated with open-market sales. The Offer also allows any Holders to sell a portion of their Shares while retaining a continuing equity interest if they so desire. ANY HOLDERS

OWNING AN AGGREGATE OF LESS THAN 100 SHARES WHOSE SHARES ARE PURCHASED PURSUANT TO THE OFFER NOT ONLY WILL AVOID ANY PAYMENT OF BROKERAGE COMMISSIONS, BUT ALSO WILL AVOID ANY APPLICABLE ODD LOT DISCOUNTS PAYABLE ON SALES OF ODD LOTS. In addition, the Offer may give Holders the opportunity to sell Shares at prices greater than market prices prevailing prior to commencement of the Offer.

   Any Shares which we acquire pursuant to the Offer will become authorized but unissued stock and will be available for the Company to re-issue (except as required by applicable law or the rules of any securities exchange, including NYSE, on which the Company's Shares are listed). Such Shares could be issued without shareholder approval for such purposes as, among others, property acquisition, redevelopment, expansion and retenanting.

   Benefits of the Offer

   We believe the benefits of the Offer, and in particular the modified Dutch auction tender format, are as follows:

   o We believe that our Shares are undervalued and the purchase of Shares within the Dutch auction range is accretive to the Company and beneficial to shareholders who choose not to tender. We believe that the purchase of our Shares is a good use of capital in the current environment. We believe that the most likely NAV which we would achieve is at the higher end of our publicly disclosed NAV range. Furthermore, we believe that our NAV will increase over the next few years although there can be no assurance that this will happen.

   o The modified Dutch auction is an open process, plainly visible to all market participants, which will permit the Company to buy a large number of Shares at one time at a low transaction price per Share.

   o The Offer provides participating shareholders, particularly those who might not be able to sell their Shares without disruption to the Share price because of the size of their holdings, with an opportunity to obtain liquidity with respect to their Shares.

   o By taking a proactive step in creating an avenue for liquidity, we will help to ease some of the "sell-side" pressure communicated to us by some of our shareholders and, therefore, help stabilize the market price of our Shares for our remaining shareholders.

   o The Offer could result in a capital structure that may improve the return on equity for continuing shareholders.

   o Because Mr. Dworman intends to sell Shares subsequent to the consummation of the Offer under our agreement with him and a number of our larger shareholders have expressed interest in obtaining liquidity, we determined that the best method to ensure that we obtain a fair purchase price for our Shares for both our selling and remaining shareholders would be to conduct a modified Dutch auction.

   Risks of the Offer

   Our Offer also presents some potential risks and disadvantages to us and our continuing shareholders.

   o We will incur additional indebtedness in order to pay for the Shares purchased in our Offer and our agreement to purchase Shares from Mr. Dworman. As of September 30, 2001, after giving effect to the purchase of 5,384,615 Shares with borrowings under our loan facilities and cash on hand, our total indebtedness would have been $287,792,000. If we fund our purchase of Shares in the Offer exclusively from the proceeds of the new loan facilities, we will have a total of approximately $17.0 million of additional capacity under all of our loan facilities as well as 12 properties that are currently unencumbered and therefore available as potential collateral for future borrowings. Although the board of trustees carefully evaluated this matter in determining that our Offer and the Dworman share purchase are prudent, we cannot determine whether stock market or other third party perceptions of us or our Shares will be adversely affected by our additional indebtedness.

   o This incremental amount of indebtedness will cause our shareholders to bear a higher risk in the event of future losses or earnings reductions. See Sections 12 and 13.

   o Our Offer will reduce our "public float," that is the number of Shares owned by outside shareholders and available for trading in the securities markets. This and our higher amount of indebtedness may result in lower Share prices or reduced liquidity in the trading market for our Shares in the future. See Section 14.

11. Future Plans.

   As discussed in Section 10 above, we have entered into a joint venture with four of our largest shareholders in which they and we have committed to invest an aggregate of $90 million to acquire additional community and neighborhood shopping centers. While the joint venture allows us to expand our asset base, we continue to explore other avenues to enhance shareholder value. Some of these might be viewed as being contrary to our expansion efforts but all have as their goal the enhancement of shareholder value. Among these alternatives are mergers, consolidations, further asset sales, additional repurchases of our shares, and any combination of the foregoing as well as a transaction in which we are taken private.

   In particular, we have received overtures from time to time from other shopping center companies who have indicated interest in pursuing a merger transaction with us. We generally look to explore all opportunities that are presented. As of the date of this Offer, we have had ongoing discussions with one public REIT with which we have exchanged confidentiality agreements and begun to exchange information. This is a common first step in any transaction of this kind. As such, our discussions as to whether any transaction is feasible are only in a preliminary stage and there can be no assurance that the Company will be successful in completing this or any one or more of our other strategic alternatives.

   Except as disclosed above or elsewhere in this Offer, we have no plans or proposals which relate to or would result in: (a) an extraordinary transaction, such as a merger, reorganization or liquidation, involving us or any of our subsidiaries; (b) a purchase, sale or transfer of a material amount of our assets or any of our subsidiaries; (c) any material change in our present dividend rate or policy, indebtedness or capitalization; (d) any change in our present Board of Trustees or management (e) any other material change in our corporate structure or business; (f) a class of our equity security being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (g) a class of our equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; (h) the suspension of our obligation to file reports pursuant to
Section 15(d) of the Exchange Act; (i) the acquisition by any person of additional securities of ours or the disposition of our securities; or (j) any changes in our Declaration of Trust or ByLaws or other governing instruments or other acquisitions that could impede acquisition or control of the Company.

12. Certain Information About the Company.

             SUMMARY HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

   The following summary historical consolidated financial information has been derived from our audited financial statements for the years ended December 31, 2000, 1999 and 1998 and from our unaudited financial statements for the nine months ended September 30, 2001 and 2000 and, in the opinion of management, include all adjustments that are necessary for a fair presentation of the financial position and results of operations for such periods. The summary historical consolidated financial information should be read in conjunction with the consolidated financial statements and the notes thereto included in our Annual Reports on Forms 10-K and 10-K/A for the years ended December 31, 2000, 1999 and 1998 and our Quarterly Reports on Form 10-Q for the quarter ended September 30, 2001. Copies of these reports may be obtained as described in this document.


                                                                                                              Nine months ended
                                                                      Year ended December 31,                   September 30,
                                                              ----------------------------------------    -------------------------
                                                                                                                 (unaudited)
                                                                 2000           1999          1998(1)        2001           2000
                                                              -----------   -----------    -----------    -----------   -----------
OPERATING DATA:
Revenues..................................................    $    96,758   $    92,709    $    59,771    $    64,120   $    72,321
                                                              -----------   -----------    -----------    -----------   -----------
Operating expenses........................................         39,723        38,483         28,485         27,927        29,255
Interest and other financing expense......................         25,163        23,314         18,302         14,441        18,950
Depreciation and amortization.............................         20,460        19,887         15,795         14,737        15,264
                                                              -----------   -----------    -----------    -----------   -----------
   Total..................................................         85,346        81,684         62,582         57,105        63,469
                                                              -----------   -----------    -----------    -----------   -----------
                                                                   11,412        11,025         (2,811)         7,015         8,852
Non-recurring charges (2).................................             --            --         (2,249)            --            --
Equity in earnings of unconsolidated partnerships.........            645           584            256            414           453
Impairment of real estate.................................             --            --        (11,560)       (14,756)           --
                                                              -----------   -----------    -----------    -----------   -----------
Income (loss) before gain (loss) on sale of properties,
  extraordinary items, minority interest and cumulative
  effect of change in accounting principle................         12,057        11,609        (16,364)        (7,327)        9,305
Gain (loss) on sale of properties.........................         13,742        (1,284)          (175)         8,280          (839)
Extraordinary item--loss on early extinguishment of debt..             --            --           (707)          (140)           --
Minority interest.........................................         (5,892)       (3,130)         3,348           (550)       (2,523)
Cumulative effect of change in accounting principle.......             --            --             --           (149)           --
                                                              -----------   -----------    -----------    -----------   -----------
Net income (loss).........................................    $    19,907   $     7,195    $   (13,898)   $       114   $     5,943
                                                              ===========   ===========    ===========    ===========   ===========
Net income (loss) per Common Share
 basic and diluted........................................    $      0.75   $      0.28    $     (0.91)   $      0.00   $      0.23
                                                              ===========   ===========    ===========    ===========   ===========
Weighted average number of Common Shares outstanding:
 basic....................................................     26,437,265    25,708,787     15,205,962     28,224,716    25,839,334
 diluted..................................................     26,437,265    25,708,787     15,205,962     28,224,716    25,839,334
                                                              ===========   ===========    ===========    ===========   ===========
BALANCE SHEET DATA:
 Real estate before accumulated depreciation..............    $   514,139   $   569,521    $   551,249    $   495,008   $   514,139
 Total assets.............................................        523,611       570,803        528,512        478,311       523,611
 Total mortgage indebtedness..............................        277,112       326,651        277,561        251,897       277,112
 Minority interest--Operating Partnership.................         48,959        74,462         79,344         38,733        48,959
 Total equity.............................................        179,317       152,487        154,591        169,908       179,317
OTHER:
 Ratio of earnings to fixed charges (3)...................           2.3x          2.4x           1.7x           2.5x          2.3x
 Book value per share.....................................    $      6.37   $      5.93    $      6.08    $      5.97   $      6.37

---------------
Notes:
(1) Activity for the year ended December 31, 1998 includes the operations of the properties acquired in the RDC Transaction from August 12, 1998 through December 31, 1998.
(2) Non-recurring charges represent expenses incurred in 1998 related to the RDC Transaction including payments made to certain officers and key employees pursuant to change in control provisions of employment contracts, severance paid to the former chief executive officer, retention bonuses for certain employees and transaction-related consulting and professional fees.
(3) Earnings consist of operating income, before depreciation and amortization, plus equity in earnings of unconsolidated partnership. Fixed charges include preferred distributions on Preferred Operating Partnership Units.

               SUMMARY UNAUDITED PRO FORMA FINANCIAL INFORMATION

   The following unaudited pro forma consolidated financial information for the nine months ended September 30, 2001 and for the year ended December 31, 2000 has been adjusted for certain costs and expenses to be incurred as a result of the purchase of 5,384,615 Shares at an assumed Purchase Price of $6.50 per Share pursuant to this Offer and the agreement with Mr. Dworman. The consolidated income statements give effect to the purchase of Shares as of the beginning of each period presented. The consolidated balance sheet gives effect to the purchase of Shares as of the consolidated balance sheet date.

   The summary unaudited pro forma consolidated financial information should be read in conjunction with the summary historical consolidated financial information included in this document. The pro forma consolidated income statement data and balance sheet are not necessarily indicative of the financial position or results of operations that would have been obtained had the offer been completed as of the dates indicated or that may be attained in the future.

                        ACADIA REALTY TRUST AND SUBSIDIARIES
                      PRO FORMA CONSOLIDATED BALANCE SHEET
                            AS OF SEPTEMBER 30, 2001
                    (in thousands, except per share amounts)

                                                                                              Actual       Pro forma
                                                                                           (unaudited)    adjustments    Pro forma
                                                                                           -----------    -----------   -----------
ASSETS
Real estate............................................................................
Land...................................................................................    $    64,845                  $    64,845
Buildings and improvements.............................................................        430,163                      430,163
                                                                                           -----------                  -----------
                                                                                               495,008                      495,008
Less: accumulated depreciation.........................................................        109,985                      109,985
                                                                                           -----------                  -----------
Net real estate........................................................................        385,023                      385,023
Properties held for sale...............................................................         30,964                       30,964
Cash and cash equivalents..............................................................         24,883     $ 35,000 (1)      24,737
                                                                                                            (35,000)(2)
                                                                                                               (146)(3)
Cash in escrow.........................................................................          5,124                        5,124
Investments in unconsolidated partnerships.............................................          4,763                        4,763
Rents receivable, net..................................................................          7,557                        7,557
Prepaid expenses.......................................................................          4,256                        4,256
Deferred charges, net..................................................................         13,352          895 (1)      14,247
Other assets...........................................................................          2,389                        2,389
                                                                                           -----------     ---------    -----------
                                                                                           $   478,311     $    749     $   479,060
                                                                                           ===========     =========    ===========
LIABILITIES AND SHAREHOLDERS' EQUITY
Mortgage notes payable.................................................................    $   251,897     $ 35,895 (1) $   287,792
Accounts payable and accrued expenses..................................................          6,348                        6,348
Due to related parties.................................................................            479                          479
Dividends and distributions payable....................................................          4,140                        4,140
Other liabilities......................................................................          5,365                        5,365
                                                                                           -----------     ---------    -----------
Total liabilities......................................................................        268,229       35,895         304,124
                                                                                           -----------     ---------    -----------
Minority interest in Operating Partnership.............................................         38,733                       38,733
Minority interests in majority-owned partnerships......................................          1,441                        1,441
                                                                                           -----------                  -----------
Total minority interests...............................................................         40,174                       40,174
                                                                                           -----------                  -----------
Shareholders' equity:
Common shares, $.001 par value, authorized 100,000,000 shares, issued and outstanding
  28,448,699 shares....................................................................             28           (5)(2)          23
Additional paid-in capital.............................................................        181,362      (34,995)(2)     146,367
Accumulated other comprehensive income.................................................        (2,379)                      (2,379)
Deficit................................................................................        (9,103)         (146)(3)     (9,249)
                                                                                           -----------     ---------    -----------
Total shareholders' equity.............................................................        169,908      (35,146)        134,762
                                                                                           -----------     ---------    -----------
                                                                                           $   478,311     $    749     $   479,060
                                                                                           ===========     =========    ===========
Outstanding shares.....................................................................     28,448,699                   23,064,084
Net book value per share...............................................................    $      5.97                  $      5.84

---------------
Notes:
(1) Reflects the incremental borrowings to finance the purchase of Common Shares as well as pay for the related financing fees.
(2) Reflects the purchase and cancellation of a total of 5,384,615 Common Shares at a price of $6.50 per Share. This pro forma assumes the repurchase of only Common Shares and not any Operating Partnership Units.
(3) Reflects various legal and other professional fees related to the purchase of Common Shares.

                      ACADIA REALTY TRUST AND SUBSIDIARIES

                PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001
                    (in thousands, except per share amounts)

                                                                                                           Pro forma
                                                                                              Actual      adjustments    Pro forma
                                                                                           -----------    -----------   -----------
                                                                                           (unaudited)
Revenues
Minimum rents..........................................................................    $    50,795                  $    50,795
Percentage rents.......................................................................          1,381                        1,381
Expense reimbursements.................................................................         10,305                       10,305
Other..................................................................................          1,639                        1,639
                                                                                           -----------                  -----------
Total revenues.........................................................................         64,120                       64,120
                                                                                           -----------                  -----------
Operating expenses
Property operating.....................................................................         15,772                       15,772
Real estate taxes......................................................................          8,458                        8,458
General and administrative.............................................................          3,697     $   146 (1)        3,843
Depreciation and amortization..........................................................         14,737         134 (2)       14,871
Impairment of real estate..............................................................         14,756                       14,756
                                                                                           -----------     --------     -----------
Total operating expenses...............................................................         57,420         280           57,700
                                                                                           -----------     --------     -----------
Operating income.......................................................................          6,700        (280)           6,420
Equity in earnings of unconsolidated partnerships......................................            414                          414
Gain on sale of property...............................................................          8,280                        8,280
Interest expense.......................................................................       (14,441)      (1,629)(3)     (16,070)
                                                                                           -----------     --------     -----------
Income (loss) before minority interest, extraordinary item and cumulative effect of
  change in accounting principle.......................................................            953      (1,909)            (956)
Minority interest......................................................................           (550)        411 (4)         (139)
Extraordinary item--loss on early extinguishment
  of debt..............................................................................           (140)                        (140)
Cumulative effect of change in accounting principle....................................           (149)                        (149)
                                                                                           -----------     --------     -----------
Net income (loss)......................................................................    $       114     $ 1,498      $    (1,384)
                                                                                           ===========     ========     ===========
Net income (loss) per Common Share--basic and diluted:
Income (loss) before extraordinary item and cumulative effect of change in accounting
  principle............................................................................    $       .02                  $      (.04)
Extraordinary item.....................................................................           (.01)                        (.01)
Cumulative effect of change in accounting principle....................................           (.01)                        (.01)
                                                                                           -----------                  -----------
Net income (loss) per Common Share.....................................................    $       .00                  $      (.06)
                                                                                           ===========                  ===========
Weighted average Common Shares outstanding.............................................     28,224,716                   22,840,101
Ratio of earnings to fixed charges (5).................................................           2.5x                         2.2x

---------------
Notes:
(1) Reflects various legal and other professional fees related to the purchase of Common Shares.
(2) Reflects the amortization of financing fees associated with the additional borrowings to purchase Common Shares.
(3) Reflects the interest expense on the additional borrowings used to purchase Common Shares.
(4) To adjust the minority interest share in the pro forma adjustments to income.
(5) Earnings consist of operating income, before depreciation and amortization and impairment of real estate, plus equity in earnings of unconsolidated partnership. Fixed charges include preferred distributions of $149 on Preferred Operating Partnership Units.

                        ACADIA REALTY TRUST AND SUBSIDIARIES

                PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 2000
                    (in thousands, except per share amounts)

                                                                                                           Pro forma
                                                                                              Actual      adjustments    Pro forma
                                                                                           -----------    -----------   -----------
Revenues
 Minimum rents.........................................................................    $    74,161                  $    74,161
 Percentage rents......................................................................          3,048                        3,048
 Expense reimbursements................................................................         14,230                       14,230
 Other.................................................................................          5,319                        5,319
                                                                                           -----------                  -----------
   Total revenues......................................................................         96,758                       96,758
                                                                                           -----------                  -----------
Operating Expenses
 Property operating....................................................................         23,198                       23,198
 Real estate taxes.....................................................................         11,468                       11,468
 General and administrative............................................................          5,057     $   146 (1)        5,203
 Depreciation and amortization.........................................................         20,460         179 (2)       20,639
                                                                                           -----------     --------     -----------
   Total operating expenses                                                                     60,183         325           60,508
                                                                                           -----------     --------     -----------
Operating income.......................................................................         36,575        (325)          36,250
Equity in earnings of unconsolidated partnerships......................................            645                          645
Gain on sale of properties.............................................................         13,742                       13,742
Interest expense.......................................................................       (25,163)      (2,958)(3)     (28,121)
                                                                                           -----------     --------     -----------
Income before minority interest........................................................         25,799      (3,283)          22,516
Minority interests.....................................................................         (5,892)      1,001 (4)       (4,891)
                                                                                           -----------     --------     -----------
Net income.............................................................................    $    19,907     $(2,282)     $    17,625
                                                                                           ===========     ========     ===========
Net income per Common Share............................................................    $       .75                  $       .84
                                                                                           ===========                  ===========
Weighted average Common Shares outstanding.............................................     26,437,265                   21,052,650
Ratio of earnings to fixed charges (5).................................................           2.3x                         2.0x

---------------
Notes:
(1) Reflects various legal and other professional fees related to the purchase of Common Shares.
(2) Reflects the amortization of financing fees associated with the additional borrowings to purchase Common Shares.
(3) Reflects the interest expense on the additional borrowings used to purchase Common Shares.
(4) To adjust the minority interest share in the pro forma adjustments to income.
(5) Earnings consist of operating income, before depreciation and amortization, plus equity in earnings of unconsolidated partnership. Fixed charges include preferred distributions of $199 on Preferred Operating Partnership Units.

   Additional Information. We are subject to the informational requirements of the Exchange Act and we file periodic reports, proxy statements and other information with the Commission relating to our business, financial condition and other matters. We are required to disclose our proxy statements and report certain information, as of particular dates, concerning our trustees and officers, their remuneration, stock options granted to them, the principal owners of our securities and any material interest of such persons in transactions with us. We have also filed a Tender Offer Statement on Schedule TO (the "Schedule TO") with the Commission, which includes certain additional information relating to the Offer.

   Such material may be inspected at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and also should be available for inspection and copying at the following regional office of the Commission: Northwestern Atrium Center, 500 West Madison, Suite 1400, Chicago, Illinois 60661. Such information may also be accessed electronically. Information statements and other information filed with the Commission also may be inspected at the offices of the New York Stock Exchange, 86 Liberty Street, New York, NY 10006. Copies may also be obtained by mail for prescribed rates from the Commission's Public Reference Room, 450 Fifth Street, N.W., Washington, D.C. 20549. The Schedule TO will not be available at the Commission's regional offices.

   Incorporation By Reference. The rules of the Securities and Exchange Commission allow us to "incorporate by reference" information into this document, which means that we can disclose important information to you by referring you to another document filed separately with the Commission. These documents contain important information about us.

                SEC FILINGS                              PERIOD OR DATE FILED
   Annual Report on Form 10-K and 10K/A            Year ended December 31, 2000
   Quarterly Report on Form 10-Q                   Quarter ended September 30, 2001


   We incorporate these documents and any additional documents that we may file with the Securities and Exchange Commission between the date of this document and the date of expiration of withdrawal rights by reference. Those documents include periodic reports, such as annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, as well as proxy statements.

   You can obtain any of the documents incorporated by reference in this document from us without charge, excluding any exhibits to those documents, by requesting them in writing or by telephone from us at 20 Soundview Marketplace, Port Washington, New York 11050, telephone: (516) 767-8830. Please be sure to include your complete name and address in your request. If you request any incorporated documents, we will mail them to you by first class mail, or another equally prompt means, within one (1) business day after we receive your request. In addition, you can obtain copies of these documents from the Securities and Exchange Commission's web site on the Internet at http://www.sec.gov. Such documents may also be inspected at the locations described above.

13. Source and Amount of Funds.

   New Financing. The following is a summary of the material terms of our new financings with Fleet National Bank ("Fleet Bank") and The Dime Savings Bank of New York, FSB ("Dime Bank"). While the banks have committed to make the loans described below, the advance of funds which we will require to purchase Shares is conditioned upon the factors detailed below. We have not yet entered into definitive loan documents for either loan. The following summary is qualified in its entirety by reference to the actual loan documents, copies of which will be filed after execution as exhibits to our Tender Offer Statement on Schedule TO, filed with the Securities and Exchange Commission.

   The new financings will initially provide aggregate borrowings of up to $45.0 million. Following the completion of all available draws which are based upon the achievement of certain leasing thresholds at the properties securing these financings and specified environmental results, the new financings will provide total aggregate borrowings of up to $49.0 million.

   Fleet Bank Financing

   Structure. Fleet Bank will initially provide a loan of $20 million. Upon the achievement of additional leasing at Abington Towne Center, The Branch Plaza and the Methuen Shopping Center, the three shopping centers which will collateralize the loan (the "Fleet Properties"), the availability will increase up to a total of $23.0 million. The amount of the loan is conditioned upon a maximum loan to value of 65% and a minimum debt service coverage ratio of 1.40:1.

   Interest. The Fleet Bank financing will bear interest payable monthly at a rate, at our option, equal to either (i) one, two, three, six or 12 months LIBOR plus 1.75% per annum or, (ii) the prime rate of Fleet Bank plus 0.50% per annum.

   In order to limit the risks associated with a fluctuating interest rate environment, we have entered into an interest rate swap agreement (variable for fixed) for $20.0 million of notional principal at a fixed rate of 6.28%.

   Maturity and Amortization. The Fleet Bank financing matures in five years. Scheduled repayments of principal are based upon a 25 year amortization schedule at a fixed interest rate of 8.50% and a loan amount based on the commitment amount of $23.0 million.

   Security and Guarantees. Our obligations under the mortgage loan are non-recourse and are secured by a first mortgage lien on the Fleet Properties.

   The Fleet Properties will be cross-collateralized and cross-defaulted with a release price of 110% of the allocated loan amount of a particular property.

   Covenants. The Fleet Bank financing includes customary financial, property operating and negative operating covenants.

   Indemnity. Acadia Realty Limited Partnership will indemnify Fleet Bank for both environmental conditions and standard non-recourse carve outs.

   Dime Bank Financing

   Structure. The new loan with Dime Bank will initially provide aggregate borrowings of up to $25.5 million. Upon the satisfactory resolution of certain environmental issues at Bloomfield Town Square and Walnut Hill Plaza, the two properties collateralizing the new financing (the "Dime Properties''), the loan will increase up to a total of $26.0 million. The maximum amount of the loan is conditioned on a maximum loan to value of 67%.

   Interest. The Dime Bank financing will bear interest payable monthly at a rate equal to the 30 day LIBOR plus 1.85% per annum. In order to limit the risks associated with a fluctuating interest rate environment, we have agreed to enter into an interest rate swap agreement (variable for fixed) for a minimum of 66% of the outstanding loan amount within twelve months of closing on the new financing.

   Maturity and Amortization. The Dime Bank financing matures in five years. Scheduled repayments of principal are based upon a 25 year amortization schedule.

   Security and Guarantees. The obligations under the Dime Bank financing are non-recourse and are secured by a first mortgage lien on the Dime Properties that will be cross-collateralized and cross-defaulted with a release price of 105% of the allocated loan amount. Acadia Realty Limited Partnership will provide an environmental indemnity. There will be a holdback of $500,000 until the satisfactory resolution of certain environmental conditions at Bloomfield Town Square and Walnut Hill Plaza.

   Covenants. The Dime Bank financing includes customary financial, property operating and negative operating covenants.

14. Effects of the Offer on the Market for Shares; Registration Under The Exchange Act.

   Our purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and is likely to reduce the number of Holders. Nonetheless, we anticipate that there will still be a sufficient number of Shares outstanding and publicly traded following the Offer to ensure a continued trading market in the Shares.

   Based on the published guidelines of NYSE, we believe that our purchase of Shares pursuant to the Offer will not cause remaining Shares to be delisted from NYSE.

   We believe that, following the purchase of Shares pursuant to the Offer, the Shares will continue to be "margin securities" for purposes of the Federal Reserve Board's margin regulations.

   The Shares are registered under the Exchange Act, which requires, among other things, that the Company furnish certain information to Holders and to the Commission. We believe that our purchase of Shares pursuant to the Offer will not result in the Shares becoming eligible for deregistration under the Exchange Act.

15. Certain Legal Matters; Regulatory Approvals.

   We are not aware of any license or regulatory permit that is material to our business that might be adversely affected by our acquisition of Shares as contemplated in the Offer or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for our acquisition or ownership of Shares as contemplated by the Offer. Should any such approval or other action be required, we currently contemplate that we would seek such approval or other action. We cannot predict whether we may determine that we are required to delay the acceptance for payment of, or payment for, Shares tendered pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain any such approval or other action might not result in adverse consequences to our business. Our obligations under the Offer to accept for payment and pay for Shares are subject to certain conditions. See Section 7.

16. Certain Federal Income Tax Consequences.

   The following is a summary of certain U.S. federal income tax consequences of the tender of the Shares as of the date hereof. Except where noted, this summary deals only with Holders who hold the Shares as capital assets. This discussion does not represent a detailed description of the U.S. federal income tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws (including if you are a dealer in securities or currencies, a financial institution, an insurance company, a tax exempt organization, a person holding the Shares as part of a hedging, integrated or conversion transaction, constructive sale or straddle, a trader in securities that has elected the mark-to-market method of accounting for your securities, a person liable for alternative minimum tax or a U.S. person whose "functional currency" is not the U.S. dollar).

   If a partnership holds the Shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding the Shares, you should consult your tax advisors.

   The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), and regulations, rulings and judicial decisions as of the date of this Offer. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those discussed below.

   Persons considering the tender of the Shares should consult their own tax advisors concerning the application of U.S. federal income tax laws as well as any consequences of the disposition of the Shares arising under the laws of any other taxing jurisdiction. In addition, holders of Units in Acadia Realty Limited Partnership should consult their tax advisor with respect to the tax consequences of the conversion of Units to Shares.

Consequences to U.S. Holders

   The following is a summary of certain U.S. federal income tax consequences that will apply to you if you are a U.S. Holder of Shares.

   Certain consequences to "Non-U.S. Holders" of Shares, which are beneficial owners of Shares who are not U.S. Holders, are described under "Non-U.S. Holders" below.

   As used herein, a "U.S. Holder" is a beneficial owner of Shares that is one of the following:

   o a citizen or resident of the United States,

   o a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof (other than a partnership that is not treated as a United States person under any applicable Treasury regulations),

   o an estate whose income is subject to U.S. federal income tax regardless of its source,

   o a trust (X) that is subject to the supervision of a court within the United States and the control of a United States person as described in section 7701(a)(30) of the Code or (Y) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

   As used herein, the term "Non-U.S. Holder" means a beneficial owner of a Shares that is not a U.S. Holder.

   A U.S. Holder who sells in the tender offer will, depending on the U.S. Holder's particular circumstances, be treated for federal income tax purposes either as having sold the U.S. Holder's shares or as having received a distribution in respect of shares from us.

   Under Section 302 of the Code, a U.S. Holder whose shares are purchased by us under the tender offer will be treated as having sold its shares, and thus will recognize capital gain or loss upon the transaction if the purchase:

   o results in a "complete termination" of the U.S. Holder's equity interest in us;

   o results in a "substantially disproportionate" redemption with respect to the U.S. Holder; this test will generally be satisfied if the percentage of the then outstanding shares actually and constructively owned by the U.S. Holder immediately after the purchase is less than 80% of the percentage of the shares actually and constructively owned by the U.S. Holder immediately before the purchase; or

   o is "not essentially equivalent to a dividend" with respect to the U.S. Holder.

   If a U.S. Holder satisfies any of these tests (the "Section 302 tests"), the U.S. Holder will be treated as if it sold its shares to us and will recognize capital gain or loss equal to the difference between the amount of cash received under the tender offer and the U.S. Holder's adjusted tax basis in the shares surrendered in exchange therefor. This gain or loss will be long-term capital gain or loss if the U.S. Holder's holding period for the shares that were sold exceeds one year as of the date of purchase under the tender offer. Specific limitations apply to the deductibility of capital losses by U.S. Holders. Gain or loss must be determined separately for each block of shares (shares acquired at the same cost in a single transaction) that is purchased from a U.S. Holder under the tender offer. In applying each of the
Section 302 tests, U.S. Holders must take into account not only shares that they actually own but also shares they are treated as owning under the constructive ownership rules of Section 318 of the Code. Under the constructive ownership rules, a U.S. Holder is treated as owning any shares that are owned (actually and in some cases constructively) by related individuals and entities as well as shares that the U.S. Holder has the right to acquire by exercise of an option or by conversion or exchange of a security. Due to the factual nature of the Section 302 tests explained below, U.S. Holders should consult their tax advisors to determine whether the purchase of their shares would qualify for sale treatment in their particular circumstances.

   If a U.S. Holder does not satisfy any of the Section 302 tests, the purchase of a U.S. Holder's shares under the tender offer will not be treated as a sale or exchange under Section 302 of the Code with respect to the U.S. Holder. Instead, the amount received by a U.S. Holder with respect to the purchase of its shares under the tender offer will be treated as a distribution by us with respect to the U.S. Holder's shares. Such distribution will be treated as a dividend distribution to the U.S. Holder with respect to its shares under
Section 301 of the Code, taxable at ordinary income tax rates, to the extent of the U.S. Holder's share of our current or accumulated earnings and profits (as determined under applicable provisions of the Code and Treasury Regulations), if any. To the extent the amount exceeds the U.S. Holder's share of our current or accumulated earnings and profits, the excess first will be treated as a tax-free return of capital to the extent of the U.S. Holder's adjusted tax basis in its shares and any remainder will be treated as capital gain (which may be long-term capital gain as described above). To the extent that a purchase of a U.S. Holder's shares under the tender offer is treated as the receipt by the U.S. Holder of a dividend, the U.S. Holder's adjusted tax basis in the purchased shares will be added to any shares retained by the U.S. Holder.

Tax Consequences to Non-U.S. Holders

   The following is a summary of certain U.S. federal income tax consequences that will apply to you if you are a Non-U.S. Holder of Shares. Special Rules may apply to certain Non-U.S. Holders, such as "controlled foreign corporations", "passive foreign investment companies" and "foreign personal holding companies", that are subject to special treatment under the Code. Such entities should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them. The following is premised on a determination made by the Company that the Company is a domestically-controlled REIT.

   If one of the Section 302 tests is met, any gain realized upon the tender of Shares generally will not be subject to U.S. federal income tax unless:

   o that gain is effectively connected with the conduct of a trade or business in the U.S. by you; or

   o you are an individual who is present in the U.S. for 183 days or more in the taxable year of that disposition, and certain other conditions are met.

   An individual non-U.S. Holder described in the first bullet point above will be subject to U.S. federal income tax on the net gain derived from the sale.
An individual non-U.S. Holder described in the second bullet point above will be subject to a flat 30% U.S. federal income tax on the gain derived from the sale, which may be offset by U.S. source capital losses, even though the holder is not considered a resident of the U.S. A non-U.S. Holder that is a foreign corporation and is described in the first bullet point above will be subject to tax on gain under regular graduated U.S. federal income tax rates and, in addition, may be subject to a branch profits tax at a 30% rate or a lower rate if so specified by an applicable income tax treaty.

   If none of the Section 302 tests is met, the amount received by a Non-U.S. Holder of Shares will be treated in the same manner as described above for U.S. Holders. Any amount characterized as a dividend may be subject to U.S. withholding tax at a rate of 30%, or a lesser rate determined by a tax treaty.

Information Reporting and Backup Withholding

   If you are a U.S. Holder, in general, information reporting requirements will apply to the tender of Shares unless you are an exempt recipient (such as a corporation). A backup withholding tax of 30% (for 2002) will apply to such payments if you fail to provide your taxpayer identification number or certification of foreign or other exempt status or fail to report income in full.

   Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is furnished to the IRS.

17. Extension of the Offer; Termination; Amendments.

   We expressly reserve the right, at any time or from time to time, in our sole discretion, and regardless of whether any of the conditions specified in
Section 7 shall have occurred, to extend the period of time during which the Offer is open by giving oral or written notice of such extension to the Depositary and making a public announcement thereof. We also expressly reserve the right, in our sole discretion, to terminate the Offer and not accept for payment or pay for any Shares not accepted for payment or paid for or, subject to applicable law, to postpone payment for Shares upon the occurrence of any of the conditions specified in Section 7 by giving oral or written notice of such termination or postponement to the Depositary and making a public announcement.

   Our reservation of the right to delay payment for Shares which have been accepted for payment is limited by Rules 13e-4(f)(2) and 13e-4(f)(5) promulgated under the Exchange Act. Rule 13e-4(f)(2) requires that we permit Shares tendered pursuant to the Offer to be withdrawn: (i) at any time during the period the Offer remains open and (ii) if not yet accepted for payment, after the expiration of 40 business days from the commencement of the Offer. Rule 13e-4(f)(5) requires that we must either pay the consideration offered or return the Shares tendered promptly after the termination or withdrawal of the Offer.

   Subject to compliance with applicable law, we further reserve the right, in our sole discretion, at any time or from time to time to amend the Offer in any respect, including increasing or decreasing the number of Shares we may purchase or the range of prices we may pay pursuant to the Offer. Amendments to the Offer may be made at any time or from time to time effected by public announcement, such announcement, in the case of an extension, to be issued no later than 9:00 A.M., New York City time, on the next business day after the previously scheduled Expiration Date. Any public announcement made pursuant to the Offer will be disseminated promptly to Holders in a manner reasonably designed to inform Holders of such change. Without limiting the manner in which we may choose to make a public announcement, except as required by applicable law, we shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release to the PR Newswire.

   If we materially change the terms of the Offer or the information concerning the Offer, or if we waive a material condition of the Offer, we will extend the Offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(3) promulgated under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of the Offer or information concerning the Offer (other than a change in price or a change in percentage of securities sought) will depend on the facts and circumstances, including the relative materiality of such terms or information. If (i) we increase or decrease the price to be paid for Shares, or (ii) we increase or decrease the number of Shares being sought and any such increase in the number of Shares being sought exceeds 2% of the outstanding Shares and the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that notice of such increase or decrease is first published, sent or given, the Offer will be extended until the expiration of such period of ten business days.

18. Fees and Expenses.

   We have retained MacKenzie Partners, Inc. and American Stock Transfer & Trust Company as Information Agent and Depositary in connection with the Offer. The Information Agent may contact Holders by mail, telephone, telex, telegraph and personal interviews, and may request brokers, dealers and other nominee Holders to forward materials relating to the Offer to beneficial owners. The Information Agent and the Depositary will receive reasonable and customary compensation for their services. We will also reimburse the Information Agent and the Depositary for out-of-pocket expenses, including reasonable attorneys' fees, and have agreed to indemnify the Information Agent and the Depositary against certain liabilities in connection with the Offer, including certain liabilities under the federal securities laws. Neither the Information Agent nor the Depositary has been retained to make solicitations or recommendations in connection with the Offer.

   We will not pay fees or commissions to any broker, dealer, commercial bank, trust company or other person for soliciting any Shares pursuant to the Offer. We will, however, on request through the Information Agent, reimburse such persons for customary handling and mailing expenses incurred in forwarding materials in respect of the Offer to the beneficial owners for which they act as nominees. No such broker, dealer, commercial bank or trust company has been authorized to act as our agent for purposes of this Offer. We will pay (or cause to be paid) any Shares transfer taxes on our purchase of Shares, except as otherwise provided in Instruction 7 of the Letter of Transmittal.

19. Miscellaneous.

   Your right to receive a regular quarterly distribution for the quarter ended December 31, 2001 in connection with your ownership of the Shares will not be affected by your tendering of the Shares. The next record date for the payment of distributions is expected to be December 31, 2001. You will receive a quarterly distribution on or about January 15, 2002 for each of the Shares even if such Shares are tendered. However, if we declare an extraordinary distribution for any reason, you will not be entitled to receive such distribution if your Shares are purchased by us in this Offer. As discussed in
Section 10, we may be required under the tax laws to make an extraordinary distribution due to the sale of certain properties.

   The Offer is not being made to, nor will we accept tenders from, holders of Shares in any jurisdiction in which the Offer or its acceptance would not comply with the securities or blue sky laws of such jurisdiction. We are not aware of any jurisdiction in which the making of the Offer or the tender of Shares would not be in compliance with the laws of such jurisdiction. However, we reserve the right to exclude holders in any jurisdiction in which it is asserted that the Offer cannot lawfully be made. So long as we make a good faith effort to comply with any state law deemed applicable to the Offer, if we cannot do so, we believe that the exclusion of holders residing in such jurisdiction is permitted under Rule 13e-4(f)(9) promulgated under the Exchange Act. In any jurisdiction the securities or blue sky laws of which require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on our behalf by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

                                   EXHIBIT A

              COMPANY SHARE REPURCHASE PROGRAM AND BLOCK PURCHASES

   The following table reflects information regarding the Company's share repurchase program during the 60 day period preceding the date of this Offer.

                                                              Purchase Price for
                                                                  each of the
                                                # of Shares      Common Shares
                                                -----------   ------------------
October 18, 2001 ...........................       2,900             $6.25
October 19, 2001 ...........................         400             $6.25
October 26, 2001 ...........................       2,500             $6.25
October 29, 2001 ...........................       1,200             $6.25
October 30, 2001 ...........................       2,200             $6.25
October 31, 2001 ...........................         100             $6.24
October 31, 2001 ...........................         400             $6.25
November 1, 2001 ...........................         100             $6.23
November 1, 2001 ...........................       2,100             $6.25
November 5, 2001 ...........................       1,700             $6.25
November 6, 2001 ...........................       1,700             $6.25
November 7, 2001 ...........................       1,700             $6.25
November 9, 2001 ...........................       1,700             $6.25
November 12, 2001 ..........................       2,600             $6.24
November 15, 2001 ..........................       2,600             $6.25
November 19, 2001 ..........................       2,700             $6.50
November 20, 2001 ..........................       2,700             $6.50
November 21, 2001 ..........................         100             $6.26
November 21, 2001 ..........................         100             $6.29
November 21, 2001 ..........................       2,200             $6.30
November 21, 2001 ..........................         300             $6.31
November 26, 2001 ..........................       2,800             $6.25
November 27, 2001 ..........................         200             $6.28
November 27, 2001 ..........................       2,500             $6.30
November 27, 2001 ..........................         100             $6.36
November 28, 2001 ..........................         100             $6.22
November 28, 2001 ..........................         100             $6.23
November 28, 2001 ..........................       2,600             $6.25
November 29, 2001 ..........................       1,900             $6.22
November 29, 2001 ..........................         600             $6.23
November 29, 2001 ..........................         300             $6.24
November 30, 2001 ..........................       2,400             $6.26
November 30, 2001 ..........................         100             $6.29
November 30, 2001 ..........................         300             $6.30
December 3, 2001 ...........................       3,200             $6.26
December 4, 2001 ...........................       1,800             $6.20
December 4, 2001 ...........................         800             $6.25
December 4, 2001 ...........................         600             $6.29
December 5, 2001 ...........................       3,200             $6.36
December 6, 2001 ...........................       3,200             $6.40
December 7, 2001 ...........................         900             $6.25
December 7, 2001 ...........................         100             $6.28
December 7, 2001 ...........................       2,200             $6.38
December 10, 2001 ..........................         100             $6.27
December 10, 2001 ..........................       2,700             $6.30
December 12, 2001 ..........................         100             $6.20

   The following table reflects information regarding the Company's block purchases during the 60 day period preceding the date of this Offer.


                                                              Purchase Price for
                                                                  each of the
                                                # of Shares      Common Shares
                                                -----------   ------------------
November 6, 2001 ...........................      10,000             $6.25
November 7, 2001 ...........................      10,000             $6.25
November 21, 2001 ..........................      10,000             $6.23
December 3, 2001 ...........................      20,000             $6.25

   The Letter of Transmittal and certificates for the Shares and any other required documents should be sent or delivered by each Holder or such Holder's broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

                                The Depositary:

                    American Stock Transfer & Trust Company

   By First Class Mail, By Hand Delivery or By Overnight Delivery or Express

                                     Mail:
                                 59 Maiden Lane
                                  Plaza Level
                               New York, NY 10038

                               Telephone Number:
                           Toll Free: 1-877-777-0800

              To Confirm Receipt of Notice of Guaranteed Delivery:
                                 1-877-777-0800

   Any questions or requests for assistance or for additional copies of this Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery may be directed to the Information Agent at the telephone numbers and address below. You may also contact your broker, dealer, commercial bank or trust company for assistance concerning the Offer. To confirm delivery of your Shares, you are directed to contact the Depositary.

                             The Information Agent:

                            MacKenzie Partners, Inc.
                                156 Fifth Avenue
                               New York, NY 10010

                           Toll Free: (800) 322-2885
                            Collect: (212) 929-5500